TRANSGLOBE ENERGY CORPORATION

Virtual Only Meeting via Webcast at https:web.lumiagm.com/278959098

Website: www.trans-globe.com

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 6, 2021

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual General Meeting (the "Meeting") of the holders (”Shareholders") of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") will be held on Thursday, May 6, 2021, at 9:00 a.m. (Calgary time), for the following purposes:

1.

to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2020 and the Report of the Company's Independent Registered Public Accounting Firm thereon;

2.	to fix the number of Directors of the Company to be elected at the Meeting at seven;
3.	to elect the Directors of the Company for the ensuing year;
4.	to appoint BDO Canada LLP as auditors of the Company and to authorize the Directors to fix their remuneration as such;
5.	to approve an advisory resolution to accept the Company's approach to executive compensation; and
6.	to transact such further and other business as may properly come before the Meeting.

The nature of the business to be transacted at the Meeting is described in further detail in the Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is March 18, 2021 (the "Record Date"). Shareholders of the Company whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Common Shares after such date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

TransGlobe holds safety as a core value. We have been carefully following developments related to the novel coronavirus (“COVID-19”) pandemic and have implemented, and will continue to implement, measures to prioritize the health and well-being of our employees, customers, suppliers, partners, shareholders, communities and other stakeholders, while ensuring continuity in the provision of our critical services. We are conscious of our responsibility to help slow the spread of the COVID-19 pandemic and reduce its impact on our stakeholders and their health. We take this responsibility seriously.  In light of the COVID-19 pandemic and to mitigate against its risks, the Meeting will be held in a virtual-only meeting format. You will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted in response to the COVID-19 pandemic to give all Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19. We are not aware of any items of business to be brought before the Meeting other than those described in the enclosed Meeting materials.

The Meeting can be accessed by logging in online at https://web.lumiagm.com/278959098. As described in the enclosed Meeting materials (which are also accessible electronically, as set out below), registered Shareholders are entitled to participate at the Meeting if they held their Common Shares as of the close of business on the Record Date.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be included in the applicable field. Non-registered (beneficial) Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution. In all cases, Shareholders must carefully follow the instructions set out in their applicable proxy or voting instruction forms AND those set out below under “How to Participate at the Meeting”.

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below, under “How to Participate at the Meeting”. Guests can listen to the Meeting but will not be able to communicate or vote. Shareholders will not be able to attend the Meeting physically.

Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any postponement or adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Company's transfer agent and registrar, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by phone at 1-866-732-VOTE (8683) ((312) 588-4290 outside of North America); (iv) through the internet at www.investorvote.com (detailed instructions are included with your proxy materials); or (v) scan the QR code on the proxy and follow the instructions in each case not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a Shareholder of the Company should be delivered by facsimile to Computershare at 1-866-249-7775.

How to Participate at the Meeting

Registered Shareholders may vote at the Meeting by completing their proxy in advance of the Meeting or by completing a ballot at the Meeting that will be made available online during the Meeting, as further described below.

If you are a registered Shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, prior to the prescribed deadline noted below. Registered Shareholders wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must ALSO register their proxyholders at http://www.computershare.com/TransGlobe (reference Meeting ID of 278959098).  Shareholders in the U.S. wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must register their proxyholders at http://www.computershare.com/TransGlobe and ALSO register their proxyholders at uslegalproxy@computershare.com.

Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as a guest. This is because the Company and our transfer agent, Computershare, do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder. If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, prior to the prescribed deadline provided by your intermediary AND then register yourself as proxyholder at http://www.computershare.com/TransGlobe (reference Meeting ID of 278959098). After you register, Computershare will provide you with a Control Number via email. Please contact your stockbroker or other intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 9:00 a.m. (Calgary time) on May 4, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting. The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/278959098. We recommend that you log in at least one hour before the Meeting begins as follows:

• Click “Login” and then enter your Control Number (see below) and Password “transglobe2021” (case sensitive); OR

• Click “Guest” and then complete the online form.

If you are a registered Shareholder, the control number located on the form of proxy is your Control Number. If you duly appoint a third party proxyholder, Computershare will provide such proxyholder with a Control Number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above. The Password for duly appointed proxyholders is “transglobe2021”.  Registration of third party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a Control Number, proxyholders will not be able to participate at the Meeting but will be able to listen as a guest.

If you attend the Meeting online and you are a registered Shareholder or proxyholder and wish to vote at the Meeting, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.  You should allow ample time to check into the Meeting online and complete the related procedures.

DATED at Calgary, Alberta this 18th day of March, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Randy Neely"

President and Chief Executive Officer

TABLE OF CONTENTS

CHAIRMAN'S LETTER TO SHAREHOLDERS	4
CURRENCY AND EXCHANGE RATES	6
GENERAL PROXY INFORMATION	6
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	9
QUORUM	9
MATTERS TO BE ACTED UPON AT THE MEETING	9
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	15
STATEMENT OF DIRECTOR COMPENSATION	16
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	20
CORPORATE POLICIES	24
EXECUTIVE COMPENSATION	28
COMPENSATION DISCUSSION & ANALYSIS	30
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	47
INDEBTNESS OF DIRECTORS AND EXECUTIVE OFFICERS	47
SUCCESSION PLANNING	47
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	47
OTHER MATTERS COMING BEFORE THE MEETING	47
ANNUAL INFORMATION FORM	47
ADDITIONAL INFORMATION	48
SCHEDULE A	49
SCHEDULE B	52
SCHEDULE C	53
SCHEDULE D	54
SCHEDULE E	57

CHAIRMAN'S LETTER TO SHAREHOLDERS

Fellow Shareholders:

During a challenging 2020, with the COVID-19 pandemic raging around the world and impacting every person and business, TransGlobe continuously undertook efforts to safeguard our people while at the same time reinforcing the Company’s stability to protect shareholder value.

The TransGlobe Executives and Directors spent significant time throughout the year ensuring long-term company viability.  This was underpinned by the rapid tactical response in our activity and capital program during the COVID-19 pandemic. Similarly, we modified and adapted the way we worked in order to minimize in all ways possible the COVID-19 pandemic’s risk to our people, contractors and communities.

Throughout the period the Company continued to execute on a long-term strategic direction that focuses on:  i) growing funds flow; and ii) growing net asset value. Each of these continue to be key measures for development and brown-field opportunities, both organically and inorganically. Importantly, initial approval and announcement of the merged concession agreement in Egypt (which is currently subject to the usual Egyptian Parliamentary ratification and satisfaction of other closing conditions) is a game-changer, and significantly enhances the Company’s potential in the country with greater robustness to downside prices and enhanced cash flow at higher prices.

Now, with the trend toward economic and price recovery, the Company is in a strong financial position.  The Company continued to repay debt in 2020 decreasing total long-term debt, including the current portion, to under $22 million by the year-end 2020. Meanwhile, the Company had over $34 million in unrestricted cash on the balance sheet as of December 31, 2020. These results have been achieved without an equity offering since January 2011.

The Company has advanced our agenda supporting governance and social responsibility over the last number of years under the leadership and direction from the CHR&G and R&HSES Committees. The Company is committed to operating with the highest degree of governance and responsibility in all areas of corporate activity, including Environmental, Health and Safety. TransGlobe continues to put a substantial amount of focus on implementing best-in-class governance.

We always, and especially this past year, focus on maintaining a ‘human scale” across the Company.  Even with the COVID-19 pandemic's impact, we are actively involved in the communities where we operate. TransGlobe continues to support certain local employee-selected charities and encourages employee involvement in charitable organizations. Also, the Company supported our staff’s participation in the Corporate Social Responsibility committee, a sub committee of the Egypt Oil and Gas Technical Committee, which is fully engaged in the Ministry of Petroleum’s modernization program. We support and will work closely to advance sustainable corporate social responsibility programs where the Company works and lives, as the impact of such efforts can stretch even further.

While 2020 created hardships for people and companies, TransGlobe was further able to weather the period of economic and price downturn through our conservative approach to the use of debt as well as active management of the Company’s capital and operational budgets.  We deferred capital investments and suspended the Company's semi-annual dividend to manage cash. Now, with a view toward recovery, we will evaluate and, if determined to be appropriate, rebase the activity to prudently open up our capital utilization and deployment.

For all the efforts that made a challenging 2020 as safe and successful as possible, I would like to personally thank all members of the TransGlobe team as well as the Board of Directors for their tenacious efforts on behalf of all our shareholders. Even in such trying times, TransGlobe’s dedicated professionals are progressing the Company’s strategy to enhance profitability in Egypt, while continually assessing other value-creating portfolio opportunities.

Finally, we are looking forward to the Annual General Meeting of Shareholders to be held on May 6, 2021, at 9:00 AM (Calgary time).  In light of the COVID-19 pandemic and to mitigate against its risks, the Meeting will be held in a virtual-only meeting format. The Meeting can be accessed by logging in online at https://web.lumiagm.com/278959098. Please read the material on TransGlobe‘s website and we always welcome any suggestions and comments whereby we can improve our delivery of information.

(signed) “David Cook”

David Cook

Chair

TRANSGLOBE ENERGY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

For the Annual General Meeting of Shareholders to be held on May 6, 2021

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by management of TransGlobe Energy Corporation ("TransGlobe" or the "Company") for use at the annual general meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of TransGlobe to be held virtually at https://web.lumiagm.com/278959098, on Thursday, May 6, 2021, at 9:00 a.m. for the purposes set forth in the accompanying Notice of Meeting.

This Information Circular is dated March 18, 2021. Unless otherwise stated, the information contained in this Information Circular is given as at March 18, 2021.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

Although the Common Shares are registered with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), and the issued and outstanding Common Shares are listed and posted for trading on the National Association of Securities Dealers' Automated Quotation ("NASDAQ") system, the Company is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements. The Common Shares are also listed on the AIM market operated by the London Stock Exchange plc (the "AIM"). Beneficial holders who hold their Common Shares through the depositary ("Depositary Interests"), Computershare Investor Services plc (the "Depositary"), should refer to Advice to Beneficial Shareholders set forth herein.

This Information Circular complies with the Canadian requirements for management information circulars.

These securityholder materials are being sent to both registered and non-registered owners of Common Shares and holders of Depositary Interests. If you are a non-registered owner of Common Shares, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities requirements from the intermediary holding on your behalf.

Certain information set forth in this document, including management of the Company's assessment of the Company's future plans, and compensation practices, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  The use of any of the words "plan", "expect", "intend", "believe" or other similar words, or statements that certain events or conditions "may" or "will" occur are intended to identify forward-looking statements.  These statements are only predictions and actual events or results may differ materially. Although management believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievement since such expectations are inherently subject to significant uncertainties and contingencies. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe. In particular, forward-looking statements included in this document include, but are not limited to, statements with respect to the Company's strategy, direction, focus, objectives and plans for its business and operations, the Company's plans in respect of future payments of dividends and deployment and utilization of capital, the focus of the Company's compensation objectives, the terms of the Company's incentive plans, potential changes to the Company's executive compensation in the future; and the ratification of the consolidation of the Company's Eastern Desert production sharing contracts and the expected timing thereof and the ability of the consolidated Eastern Desert production sharing contracts to transform the economic potential of certain assets of the Company and Egypt and other anticipated benefits therefrom. These forward-looking statements are subject to numerous risks and uncertainties, including but not limited to, the impact of general economic conditions, including as a result of demand and supply effects resulting from the COVID-19 pandemic; ability to retain and attract qualified personnel; the results of exploration and development drilling and related activities; imprecision in reserve and resource estimates; the production and growth potential of the Company's assets; obtaining required approvals of regulatory authorities, including in respect of the consolidated Eastern Desert production sharing contracts; risks associated with negotiating with foreign governments as well as country risk associated with conducting international activities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; ability to access sufficient capital from internal and external sources; potential disruption of the Company's operations as a result of the COVID-19 pandemic through potential loss of manpower and labour pools resulting from quarantines in the Company's operating areas, risk of financial capacity of the Company's contract counterparties and potentially their ability to perform contractual obligations; and other factors, many of which are beyond the control of the Company.  Readers are cautioned that the foregoing list of factors is not exhaustive. Although the forward-looking statements contained in this document are based upon assumptions which management believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.  With respect to forward-looking statements contained in this document, TransGlobe has made assumptions regarding, but not limited to: current commodity prices and royalty regimes; availability of skilled labour; levels of compensation of issuers in the Company's pay comparator group;  future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; recoverability of reserves; receipt of regulatory approvals, including in respect of the consolidated Eastern Desert production sharing contracts; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; that the Company will be able to attract and retain qualified directors, officers and employees; and other matters. These forward-looking statements are made as of the date of this document and TransGlobe disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Information Circular, unless otherwise indicated, are stated in United States ("U.S.") dollars. The Company has adopted the U.S. dollar as the presentation currency for its consolidated financial statements. The exchange rates for the average of the indicative rates during the period and at the end of period for the U.S. dollar in terms of Canadian dollar ("C$") as reported by the Bank of Canada were as follows for each of the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
End of Period	1.2732	1.2988	1.3642
Period Average	1.3415	1.3269	1.2957

The exchange rates for the indicative middle market rates during the period and at the end of period for the U.S. dollar in terms of British pound sterling ("GBP") as reported by the Bank of England were as follows for each of the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
End of Period	0.7327	0.7570	0.7831
Period Average	0.7790	0.7834	0.7490

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company (the "Board" or the "Board of Directors") has fixed the record date for the Meeting at the close of business on March 18, 2021 (the "Record Date"). The Company will prepare, as of the Record Date, a list of Shareholders entitled to receive the Notice of Meeting and this Information Circular and showing the number of Common Shares held by each such Shareholder.  A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

In light of the COVID-19 pandemic and to mitigate against its risks, the Meeting will be held in a virtual-only meeting format. You will not be able to attend the Meeting physically. A virtual-only meeting format is being adopted in response to the COVID-19 pandemic to give all Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19. We are not aware of any items of business to be brought before the Meeting other than those described in the enclosed Meeting materials.

The Meeting can be accessed by logging in online at https://web.lumiagm.com/278959098. As described in the enclosed Meeting materials (which are also accessible electronically, as set out below), registered Shareholders are entitled to participate at the Meeting if they held their Common Shares as of the close of business on the Record Date.  The persons named in the enclosed form of proxy are directors and/or officers of the Company.  Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to act for such Shareholder and on such Shareholder’s behalf at the Meeting.  Registered Shareholders who wish to appoint a third party proxyholder other than the named TransGlobe proxy nominees can do so by printing the proxyholder’s name in the space provided in the enclosed form of proxy. Non-registered (beneficial) Shareholders who wish to vote at the Meeting will be required to appoint themselves as proxyholder in advance of the Meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary, generally being a bank, trust company, securities broker, trustee or other institution. In all cases, Shareholders must carefully follow the instructions set out in their applicable proxy or voting instruction forms AND those set out below under “General Proxy Information - How to Participate at the Meeting”.

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided that they are connected to the internet. Guests, including nonregistered Shareholders who have not duly appointed themselves as proxyholder, can log in to the Meeting as set out below under “General Proxy Information – How to Participate at the Meeting”. Guests can listen to the Meeting but will not be able to communicate or vote. Shareholders will not be able to attend the Meeting physically.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting, and at any postponement or adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors ("Directors"), officers ("Officers") and employees of the Company at nominal cost. All costs of solicitation by such Directors, Officers and employees will be borne by the Company.

The Company has made arrangements with brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to Beneficial Shareholders (as defined herein) of the Company who have advised their broker or intermediary that they wish to receive such materials. See " General Proxy Information – Advice to Beneficial Holders".

Appointment of Proxies

Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any postponement or adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Company's transfer agent and registrar, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada,

8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by phone at 1-866-732-VOTE (8683) ((312) 588-4290 outside of North America); (iv) through the internet at www.investorvote.com (detailed instructions are included with your proxy materials); or (v) scan the QR code on the proxy and follow the instructions in each case not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided, or if voting through the internet, the name of the Shareholder's appointee should be included in the applicable field.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to Computershare at 1-866-249-7775.

How to Participate at the Meeting

Registered Shareholders may vote at the Meeting by completing their proxy in advance of the Meeting or by completing a ballot at the Meeting that will be made available online during the Meeting, as further described below.

If you are a registered Shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, prior to the prescribed deadline noted below. Registered Shareholders wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must ALSO register their proxyholders at http://www.computershare.com/TransGlobe (reference Meeting ID of 278959098).  Shareholders in the U.S. wishing to appoint a third party proxyholder (other than the TransGlobe proxy nominees) must register their proxyholders at http://www.computershare.com/TransGlobe and ALSO register their proxyholders at uslegalproxy@computershare.com.

Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as a guest.  This is because the Company and our transfer agent, Computershare, do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.  If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, prior to the prescribed deadline, provided by your intermediary AND then register yourself as proxyholder at http://www.computershare.com/TransGlobe (reference Meeting ID of 278959098). After you register, Computershare will provide you with a Control Number via email. Please contact your stockbroker or other intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 9:00 a.m. (Calgary time) on May 4, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting. The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/278959098. We recommend that you log in at least one hour before the Meeting begins as follows:

• Click “Login” and then enter your Control Number (see below) and Password “transglobe2021” (case sensitive); OR

• Click “Guest” and then complete the online form.

If you are a registered Shareholder, the control number located on the form of proxy is your Control Number. If you duly appoint a third party proxyholder, Computershare will provide such proxyholder with a Control Number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described above. The Password for duly appointed proxyholders is “transglobe2021”.  Registration of third party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a Control Number, proxyholders will not be able to participate at the Meeting but will be able to listen as a guest.

If you attend the Meeting online and you are a registered Shareholder or proxyholder and wish to vote at the Meeting, it is important that you remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures. If you have questions regarding your ability to participate or vote at the Meeting, please contact Computershare at 1-866-249-7775.

If you do not wish to vote at the Meeting, please refer to "General Proxy Information – Appointment of Proxies" and the enclosed Meeting materials for information on how to vote by appointing a proxyholder, submitting a proxy in advance of the Meeting or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote at the Meeting on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials.

Exercise of Discretion by Proxy

The Common Shares represented by the instrument of proxy enclosed with the accompanying Notice of Meeting and this Information Circular will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the instructions of the Shareholder, but if no specification is made, they will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournments or postponements thereof to matters set forth in the proxy and described in the accompanying Notice Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournments or postponements thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. At the date of this Information Circular, management of TransGlobe knows of no such amendments or variations or other matters to come before the Meeting.

Revocation of Proxies

A Shareholder who has given a proxy has the power to revoke it. If a person who has given a proxy attends the Meeting at which the proxy is to be voted, such person may revoke the proxy and vote at the Meeting. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and signed by a duly authorized officer or attorney for the corporation, and deposited at the registered office of TransGlobe at any time up to and including the last day (other than Saturdays, Sundays and statutory holidays in the Province of Alberta) preceding the day of the Meeting at which the proxy is to be used, or any adjournments or postponements thereof.  If a Shareholder uses a 15-digit Control Number to login to the Meeting online and accepts the terms and conditions, by doing so such Shareholder will be revoking any and all previously submitted proxies; however, in such a case, the Shareholder will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If a Shareholder DOES NOT wish to revoke all previously submitted proxies, the Shareholder should not accept the terms and conditions, in which case the Shareholder can only attend the Meeting as a guest.

Voting by Internet

Shareholders may use the internet site at www.investorvote.com to transmit their voting instructions. Shareholders should have their proxy in hand when they access the website and will be prompted to enter their 15-digit Control Number, which is located at the bottom of the proxy. If Shareholders vote by internet, their vote must be received not later than 9:00 a.m. (Calgary time) on May 4, 2021 or 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournments or postponements thereof. The website may be used to appoint a proxyholder to attend and vote on a Shareholder's behalf at the Meeting and to convey a Shareholder's voting instructions. Please note that if a Shareholder appoints a proxyholder and submits their voting instructions and subsequently wishes to change their appointment, a Shareholder may resubmit their proxy and/or voting direction, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previously submitted proxies will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Advice to Beneficial Holders

The information set forth in this section is of significant importance to many Shareholders of TransGlobe, as a substantial number of the Shareholders of TransGlobe do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of TransGlobe as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of TransGlobe. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services, Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions or withheld from voting, as applicable) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The Directors and officers of TransGlobe do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. See also "General Proxy Information – How to Participate at the Meeting" above for instructions on how to register with Computershare to vote at the Meeting.

A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. If a Beneficial Shareholder wishes to vote directly at the Meeting, the registered Shareholder must strike out the name of the persons named in the instrument of proxy provided to the registered Shareholder and insert the name of the Beneficial Shareholder in the space provided, obtain an executed copy of the proxy from the beneficial holder (if applicable) and deposit the proxy with Computershare in the manner and within the time specified above for the deposit of proxies.

A Beneficial Shareholder receiving a proxy displaying a CREST sticker is required to follow the below UK voting instructions. Holders of Depositary Interests as at the Record Date can direct the Depositary how to vote their Common Shares or abstain from voting by completing, signing and returning the enclosed form of instruction (the "Form of Instruction"). To be valid, the Form of Instruction must be filled out, correctly signed (exactly as the Shareholder’s name appears on the Form of Instruction), and returned by mail using the enclosed envelope, or by courier or hand delivery to The Office of the Depositary, Computershare Investor Services PLC, The Pavilions, Bridgewater Road, Bristol, UK BS99 6ZY by 9:00 a.m. (GMT) on May 3, 2021 or 72 hours prior to any reconvened Meeting in the event of an adjournment of the Meeting). The Depositary will then vote or abstain from voting on the Shareholder’s behalf at the Meeting, as instructed in the Form of Instruction.

These securityholder materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The Company is not using "notice-and-access" to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders. The Company will not send proxy-related materials directly to non-objecting Beneficial Shareholders and such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder's intermediary. The Company intends to pay for the costs of an intermediary to deliver proxy-related materials to objecting Beneficial Shareholders.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value.  As at March 18, 2021, there were 72,542,071 Common Shares issued and outstanding.  Each Common Share is entitled to one vote at the Meeting.

Only Shareholders of record at the close of business on March 18, 2021, the Record Date for the Meeting, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Common Shares voted at the Meeting, except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

To the best of the Company's knowledge and based on existing publicly available information, as at March 18, 2021, there were no persons who beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the outstanding Common Shares.

QUORUM

The presence at the Meeting of persons being not less than two in number and holding or representing not less than 10% of the Common Shares entitled to be voted at the Meeting is necessary to convene the Meeting.  Each resolution that will be placed before the Meeting will be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Consolidated Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2020 and the Report of the Company's Independent Registered Public Accounting Firm on such statements, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of Directors of the Company to be elected at the Meeting at seven, as may be adjusted between Shareholders' meetings by way of resolution of the Board. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of Directors of the Company to be elected at the Meeting at seven.

Election of Directors

The Directors of the Company are elected annually and hold office until the next annual general meeting of Shareholders or until their resignation or their successors are elected or appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for each of the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a Director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of Directors is withheld.

The Board of Directors of the Company has adopted a Majority Voting Policy stipulating that if the "WITHHOLD" votes in respect of the election of a Director nominee at the Meeting represent more than the "FOR" votes, the nominee will submit their resignation immediately after the Meeting, for the Board's consideration. The Board will consider such resignation within 90 days of the relevant Shareholders meeting and will accept the nominee's resignation absent exceptional circumstances, having regard to all relevant matters, and a news release shall be provided to the Toronto Stock Exchange ("TSX") and promptly issued announcing the Board's determination in respect thereof. If the CHR&G Committee determines not to accept the resignation, the news release must fully state the reasons for that decision. The nominee will not participate in any committee or Board of Directors deliberations on the resignation offer.  The Majority Voting Policy does not apply in circumstances involving contested Director elections.

The persons named in the following table are management's nominees to the Board of Directors. Messrs. Clarkson, Sinclair and LaFehr and Dr. Marchant are ordinarily residents of Canada. Mr. Neely and Dr. Bell are ordinarily residents of the UK and Mr. Cook is ordinarily resident in the United States of America.

The names and places of residence of the persons nominated for office as Directors, the number of Common Shares, DSUs (as defined herein), PSUs (as defined herein) and RSUs (as defined herein) of the Company beneficially owned, controlled or directed, directly or indirectly as at March 18, 2021, the period served as Director, the age, tenure, independence, committee memberships, meeting attendance, other public board responsibilities and the principal occupation during the last five years of each are as follows:

David B. Cook

Mr. Cook was appointed to the Board of Directors in August 2014 and was elected as Chairman in May 2019.

Mr. Cook is the Chief Executive Officer of Noreco (Norwegian Energy Company). Until May 31, 2019, he held the position of Chief Executive Officer of INEOS DeNoS, located in London, UK having taken that role following the sale of DONG Oil and Gas (part of the DONG Energy group, now Orsted) to INEOS on September 29, 2017, where he was also CEO. He has more than 25 years' experience in the energy business having held senior positions at INEOS, DONG, the Abu Dhabi National Energy Company PJSC ("TAQA"), BP, TNK-BP and Amoco including serving as Executive Officer and Head of Oil and Gas at TAQA and prior to joining TAQA, as Vice President for BP Russia. In addition, he has held a variety of global technical, commercial and managerial positions based in the US, UK, Russia and the Middle East as well as board of director roles.

Mr. Cook holds a BSc in Geophysics and a PhD in Geological Sciences.

Texas, USA	TransGlobe Board & Committee Meeting Participation
Independent Director & Chairman	Board, Chair of the Board		6 of 6 meetings
Age 58
Director Since: August, 2014	Other unrelated public company directorships during the last five years
	None

	2020 Voting Results	TransGlobe Energy Corporation Securities Held (1)(2)
	For: 70.41%	Common Shares (#)	103,867
	Withheld: 29.59%	DSUs (#) (3)	335,036

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs (all DSUs are settled in cash in Canadian dollars).

(3)  DSU” means deferred share unit.

Randall C. Neely

Mr. Neely was appointed President and Chief Executive Officer of the Company in January 2019 and to the Board of Directors in May 2018.  He was previously appointed as President in January 2018 and Vice President, Finance and Chief Financial Officer in May 2012.

Mr. Neely has 25 years of experience in executive and financial roles, including Chief Financial Officer of Zodiac Exploration, Pearl (Blackpearl) Exploration & Production and Trident Exploration.  Prior to working directly in the oil and gas industry, Mr. Neely spent three and a half years in investment banking with TD Securities and eight years with KPMG LLP.

Mr. Neely holds both the Chartered Accountant and Chartered Financial Analyst designations and has completed his ICD.D.

London, UK	TransGlobe Board & Committee Meeting Participation
President and Chief Executive Officer	Board of Directors		6 of 6 meetings
Non-Independent Director
Age 54	Other unrelated public company directorships during the last five years
Director Since: May, 2018	None

	2020 Voting Results	TransGlobe Energy Corporation Securities Held (1)(2)
	For: 81.16%	Common Shares (#)	250,000
	Withheld: 18.84%	PSUs (#) (3)	668,877

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and PSUs (all PSUs are settled in cash in Canadian dollars).

(3)  "PSU" means performance share unit.

Carol Bell

Dr. Bell was appointed to the Board on January 1, 2019.

Dr. Bell is an independent businesswoman and corporate director with over 35 years experience in the natural resources sector.

Dr. Bell has experience as a director on companies listed in Canada, Norway and the UK.  Dr. Bell's career includes Managing Director of Chase Manhattan Bank's Global Oil & Gas Group, Head of European Equity Research at JP Morgan and several years as an equity research analyst in the oil and gas sector at Credit Suisse First Boston and UBS Phillips & Drew.  Dr. Bell began her career in corporate planning and business development at Charterhouse Petroleum plc and RTZ Oil and Gas.

Dr. Bell has a MA, Natural Sciences, BA Earth Sciences and a PhD Archeology.

London, UK	TransGlobe Board & Committee Meeting Participation
Independent Director	Audit Committee		4 of 4 meetings
Age 62	CHR&G Committee, Chair		5 of 5 meetings
Director Since: January, 2019	Special Committee		7 of 7 meetings
	Board of Directors		6 of 6 meetings

Other unrelated public company directorships during the last five years
	Tharisa plc March 2016 - Present	Audit Committee, Risk Committee, Remuneration Committee, Safety, Health & Environmental Committee, Social & Ethics Committee, New Business Committee
	Blackrock Energy and Resources Income Trust plc December 2014 - Present	Audit Committee, Nominations Committee
Bonheur ASA July 2014 - Present
Ophir Energy plc January 2019 to 2020
Petroleum Geo-Services ASA October 2009 to 2018

	2020 Voting Results	TransGlobe Energy Corporation Securities Held (1)(2)
	For: 71.31%	Common Shares (#)	-
	Withheld: 28.69%	DSUs (#)	93,235

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs (all DSUs are settled in cash in Canadian dollars).

Ross G. Clarkson

Mr. Clarkson was appointed to the Board of Directors in October of 1995 and served as President and Chief Executive Officer of the Company until January 2018.  Mr. Clarkson continued to serve as Chief Executive Officer until his retirement in December 2018.

Mr. Clarkson is a corporate director.

Mr. Clarkson has more than 40 years of oil and gas exploration, management and executive experience.  His international familiarity extends to numerous countries on all continents.

Mr. Clarkson holds an ICD.D designation from the Institute of Corporate Directors.

British Columbia, Canada	TransGlobe Board & Committee Meeting Participation
Non-Independent Director	R&HSES Committee		4 of 4 meetings
Age 67	Special Committee		7 of 7 meetings
Director Since: October, 1995	Board of Directors		6 of 6 meetings

	Other unrelated public company directorships during the last five years
	None

	2020 Voting Results	TransGlobe Energy Corporation Securities Held (1)(2)
	For: 83.67%	Common Shares (#)	1,850,493
	Withheld: 16.33%	PSUs (#) (3)	167,497
		DSUs (#)	93,235

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares, DSUs and PSUs (all DSUs and PSUs are settled in cash in Canadian dollars).

(3)  Mr. Clarkson holds a total of 167,497 PSUs which were received as a component of his compensation while he was an executive officer of the Company.

Edward D. LaFehr

Mr. LaFehr was appointed to the Board of Directors in March, 2019.

Mr. LaFehr is the Chief Executive Officer of Baytex Energy Corp., a mid-sized oil and gas company based in Calgary. Mr. LaFehr has 35 years of experience in the oil and gas industry working with Amoco, BP, Talisman and Abu Dhabi National Energy Company PJSC (TAQA), holding senior positions in North American, Europe and the Middle East regions. Prior to joining Baytex, he was President of TAQA's North American oil and gas business based in Calgary and subsequently Chief Operating Officer for TAQA, globally. Prior to this, he served as Senior Vice President for Talisman Energy in Calgary. From 2009 to 2011 Mr. LaFehr was Managing Director of Pharaonic Petroleum Company in Cairo, Egypt. In this capacity he served on BP Egypt's executive team and represented BP's interests on the Board of Directors of Pharaonic and ENI's Petrobel JV companies with the Egyptian Government.

Mr. LaFehr holds Masters degrees in geophysics and mineral economics from Stanford University and the Colorado School of Mines, respectively.

Alberta, Canada	TransGlobe Board & Committee Meeting Participation
Independent Director	R&HSES Committee, Chair	4 of 4 meetings
Age 61	Audit Committee	4 of 4 meetings
Director Since: March, 2019	Special Committee	7 of 7 meetings
Board of Directors	6 of 6 meetings

Other unrelated public company directorships during the last five years
Baytex Energy Corp. July 2016 - Present

2020 Voting Results	TransGlobe Energy Corporation Securities Held (1)(2)
For: 81.84%	Common Shares (#)	20,000
Withheld: 18.16%	DSUs (#)	93,235

Notes:

(1) "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs (all DSUs are settled in cash in Canadian dollars).

Timothy R. Marchant

Dr. Marchant was appointed to the Board of Directors on March 20, 2020.

Dr. Marchant has 40 years of oil and gas industry experience in Canada and international locations, with extensive experience in exploration, foreign growth strategies, sustainability and international operations.  Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary where he teaches energy, corporate social responsibility and sustainability strategies; he also lectures on board environment, social and governance strategies for the Institute of Corporate Directors Education Program.  Dr. Marchant is former Chair and continues as a member of the Governance & Compensation Committee of Valeura Energy Inc. (since 2015). Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in North America and the Middle East.  Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland.  He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Alberta, Canada	TransGlobe Board & Committee Meeting Participation (1)
Independent Director	CHR&G Committee	3 of 5 meetings
Age: 70	R&HSES Committee	3 of 4 meetings
Director Since: March 2020	Board of Directors	3 of 6 meetings

Other unrelated public company directorships during the last five years
Valeura Energy Inc. 2015 - Present	Governance and Compensation Committee (Chair) Reserves & Health, Safety, Security, Environment and Community Relations Committee
Vermilion Energy Inc. 2010 - Present	Health, Safety and Environment Committee (Chair) Independent Reserves Committee Sustainability Committee (Chair)
Cub Energy Inc. 2013 – 2020

2020 Voting Results	TransGlobe Energy Corporation Securities Held (2) (3)
For: 81.58%	Common Shares (#)	40,000
Withheld: 18.42%	DSUs (#)	62,329

Notes:

(1)  Dr. Marchant joined the Board of Directors, CHR&G Committee and R&HSES Committee in March 2020.  Since joining the Board of Directors, Dr. Marchant has attended all Board and applicable Committee meetings.

(2)  Held" means beneficially owned, controlled, or directed, directly or indirectly.

(3)  For greater clarification, "Securities Held" includes Common Shares and DSUs (all DSUs are settled in cash in Canadian dollars).

Steven W. Sinclair

Mr. Sinclair was appointed to the Board of Directors in March 2017.

Mr. Sinclair is a corporate director who has over 30 years of financial and operating experience retiring from his position of Senior Vice President and Chief Financial Officer of ARC Resources Ltd. in 2014. Mr. Sinclair is also a director and audit committee chair of a Calgary headquartered private oil and gas company.

Mr. Sinclair received his Bachelor of Commerce degree from the University of Calgary in 1978 and his Chartered Accountant's designation in 1981.

Alberta, Canada	TransGlobe Board & Committee Meeting Participation
Independent Director	Audit Committee (Chair)	4 of 4 meetings
Age 64	CHR&G Committee	5 of 5 meetings
Director Since: March, 2017	Special Committee	7 of 7 meetings
Board of Directors	6 of 6 meetings

Other unrelated public company directorships during the last five years
None

2020 Voting Results	TransGlobe Energy Corporation Securities Held (1)(2)
For: 72.86%	Common Shares (#)	75,000
Withheld: 27.14%	DSUs (#)	148,594

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs (all DSUs are settled in cash in Canadian dollars).

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed Director of the Company has, as at the date of this Information Circular or within the last 10 years prior to the date of this Information Circular, been a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity: (i) was the subject of a cease-trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease-trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed Director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Appointment of Auditors

At the request of the Company, Deloitte LLP ("Deloitte"), resigned as the Company's auditor effective June 24, 2020. BDO Canada LLP ("BDO") was appointed as the auditor of the Company effective June 24, 2020 to fill the vacancy created by Deloitte's resignation. Additional documents related to the change of auditor, being the Change of Auditor Notice and the acknowledgments of that notice by Deloitte and BDO, are set out in Schedule E to this Information Circular.  There were no "reportable events" within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"). Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint BDO to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration as such.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

Certain information regarding the Company's Audit Committee, including the fees paid to the Company's auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 - Audit Committees ("NI 52-110") is contained in the Company's annual information form for the year ended December 31, 2020, an electronic copy of which is available on the internet on the Company's SEDAR profile at www.sedar.com.

The Board unanimously recommends that the Shareholders vote "FOR" the appointment of BDO Canada LLP as auditors of the Company and to authorize the Directors to fix their remuneration as such.

Advisory Vote on Executive Compensation (Say on Pay)

The Company is committed to continually enhancing its corporate governance practices and places a high importance on facilitating regular and constructive dialogue with Shareholders. One method of Shareholder engagement TransGlobe uses is a "Say on Pay" advisory vote on the Company's approach to executive compensation, providing Shareholders with an opportunity to express their satisfaction with the Company's approach to executive compensation.  TransGlobe encourages its securityholders to carefully review the "Compensation Discussion & Analysis" beginning on page 30 of this Information Circular before voting on this matter. The compensation discussion and analysis contained in this Information Circular describes the Company's compensation philosophy, the objectives of the different elements of its compensation programs and the way the Board assesses performance and makes compensation decisions. It explains how TransGlobe's compensation programs are designed to pay-for-performance and are aligned with strong risk management principles and the long-term interests of Shareholders. This disclosure has been approved by the Board of Directors. The following resolution is being proposed to the Shareholders by management of the Company.

"BE IT RESOLVED, on an advisory basis only and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Information Circular of the Company dated March 18, 2021 delivered in advance of the annual general meeting of Shareholders of the Company to be held on May 6, 2021."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the Shareholders to be well informed of the Company's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

The Board unanimously recommends that the Shareholders vote "FOR" the advisory vote on executive compensation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Director or nominee for Director, executive officer ("Executive Officer"), or anyone who has held office as such since the commencement of the last completed fiscal year of the Company, any nominee for election as a Director or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of Directors and the appointment of auditors.

STATEMENT OF DIRECTOR COMPENSATION

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2020, all compensation provided to the Directors who were not Executive Officers during the year ended December 31, 2020 ("Non-Executive Directors"). All fees earned by Non-Executive Directors are based on the compensation schedule for the Company's Non-Executive Directors, which schedule is reviewed annually by the full Board of Directors. Non-Executive Directors may elect to receive all or a portion of the annual cash Board retainer in DSUs. Committee chair fees are paid in cash.

Name	Fees Earned ($)(1)	Share-Based Awards ($)(3)(4)	Total Value ($)
Current Non-Executive Directors:
David Cook(2)	65,505	41,741	107,246
Carol Bell(2)	48,499	32,465	80,965
Ross Clarkson(2)(3)	43,328	32,465	75,794
Edward LaFehr(2)	48,499	32,465	80,965
Tim Marchant	31,428	32,465	63,893
Steven Sinclair(2)	48,499	32,465	80,965
Retired Non-Executive Directors:
Susan MacKenzie(2)(5)	15,811	-	15,811

Notes:

(1)  Fees earned have been paid in Canadian dollars and are translated into U.S. dollars using an average exchange rate for the 2020 reporting year of 1.3415 per U.S. dollar.

(2)  In accordance with the terms of the DSU Plan, the number of DSUs to be awarded is determined by dividing that portion of the annual retainer which the Director elected to receive in DSUs by the weighted-average trading price of the Common Shares on the TSX for the last five trading days prior to the award date. Further, additional DSUs are credited to the Directors as of each dividend payment date in respect of cash dividends which were paid on Common Shares throughout the fiscal year in accordance with the DSU Plan. The number of additional DSUs credited is determined by dividing: (a) the dividends that would have been paid to the Director if each DSU in the Director's account on the relevant dividend record date had been one Common Share, by (b) the weighted-average trading price of the Common Shares on the TSX for the last five trading days prior to the award date. The fair value of the DSUs disclosed above is equal to the weighted-average value of C$0.73 per DSU. This approach to valuing the DSUs is consistent with the manner in which the DSUs are valued for the Company's financial statements which are in compliance with International Financial Reporting Standards ("IFRS"). All DSUs are settled in cash in Canadian dollars. DSUs are awarded and paid in Canadian dollars and are translated into U.S. dollars using the exchange rate in effect on May 22, 2020 (the grant date) of 1.4015 per U.S. dollar.

(3) Ross Clarkson retired as an Executive Officer of the Company on December 31, 2018.  Ross Clarkson received C$178,627 in payouts for PSUs and C$14,871 for RSUs, grants related to prior years when he held the position of President and Chief Executive Officer.  These amounts were paid out in Canadian dollars in accordance with the PSU and RSU Plans. These values have been translated into U.S. dollars using the exchange rate in effect on May 19, 2020 of 1.3893 per U.S. dollar.

(4) The Company did not grant any option-based awards, non-equity incentive plan compensation, pension contributions or any other compensation to its Non-Executive Directors in the year ended December 31, 2020.

(5) Susan MacKenzie retired from the Board of Directors effective May 12, 2020. Upon her retirement, her DSUs were paid out with a value of C$124,297. Her DSUs were paid out in Canadian dollars in accordance with the DSU Plan. The value has been translated into U.S. dollars using the exchange rate in effect on May 12, 2020 of 1.4015 per U.S. dollar.

The breakdown of Non-Executive Director committee chair fees earned included in the above table under "Fees Earned", is as follows:

Name	Audit Committee Chair Fee(1) ($)	R&HSES Committee Chair Fee(1) ($)	CHR&G Committee Chair Fee(1) ($)	Special Committee Fee(2) ($)
Current Non-Executive Directors:
David Cook	-	-	-	-
Carol Bell	-	-	5,171	1,957
Ross Clarkson	-	-	-	1,957
Edward LaFehr	-	5,171	-	1,957
Tim Marchant	-	-	-	-
Steven Sinclair	5,171	-	-	1,957
Retired Non-Executive Directors:
Susan MacKenzie(3)	-	-	-	-

Notes:

(1)  Represents committee chairperson fees paid during the period from January 1, 2020 to December 31, 2020. Fees have been paid in Canadian dollars and are translated into U.S. dollars using an average exchange rate for the 2020 reporting year of 1.3415 per U.S. dollar.

(2) The Special Committee was formed in 2020 to oversee and advise on the identification, evaluation and development of potential transactions to enhance the value of the Company's business, including acquisitions, business combinations, joint ventures and other strategic transactions. The Special Committee is chaired by Carol Bell.

(3)  Susan MacKenzie retired from the Board effective May 12, 2020.

Directors' Outstanding Share-Based Awards

There were no Options held by Independent Directors as at December 31, 2020.

The following table sets forth, for each of the Company's Non-Executive Directors, share-based awards outstanding at the end of the year ended December 31, 2020.

Share-based awards
Name	Market or payout value of vested share-based awards not paid out or distributed ($)(1)(2)
Current Non-Executive Directors:
David Cook	318,405
Carol Bell	88,607
Ross Clarkson(3)	88,607
Edward LaFehr	88,607
Tim Marchant	59,235
Steven Sinclair	141,218
Retired Non-Executive Directors:
Susan MacKenzie(4)	-

Notes:

(1) All share-based awards represented above are comprised of DSUs. The DSUs vest on grant, are settled in cash in Canadian dollars and are not eligible to be settled in Common Shares.

(2) Determined by multiplying the total number of DSUs held by each Director by the market price of the Common Shares on December 31, 2020 (C$1.21). These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.2732 per U.S. dollar on December 31, 2020.

(3) Ross Clarkson is a non-independent, Non-Executive Director.  As the Chief Executive Officer of the Company until December 31, 2018, he was eligible to receive Options, PSUs and RSUs as a component of his LTIP (as defined herein).  As at December 31, 2020, Mr. Clarkson held 420,681 Options with an exercise price of C$2.19 and an expiry date of March 17, 2021, 355,200 Options with an exercise price of C$2.16 and an expiry date of May 18, 2022 and 292,696 Options with an exercise price of C$2.62 and an expiration date of May 17, 2023. All of Mr. Clarkson's Options were out-of-the-money at December 31, 2020.  In addition, as at December 31, 2020, Mr. Clarkson had no PSUs or RSUs that were vested and had not been paid out.  Mr. Clarkson held, at December 31, 2020, 167,497 unvested PSUs with a market or payout value of $nil.

(4) Susan MacKenzie retired from the Board effective May 12, 2020. DSUs vest upon grant and were paid out at her respective retirement date. No rewards remain unpaid or undistributed to her as at December 31, 2020.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the Company's Non-Executive Directors the value of share-based awards which vested during the year ended December 31, 2020.

Name	Share-based awards - Value vested during the year ($)(4)
Current Non-Executive Directors:
David Cook(1)	41,741
Carol Bell(1)	32,465
Ross Clarkson(1)(2)	32,465
Edward LaFehr(1)	32,465
Tim Marchant(1)	32,465
Steven Sinclair(1)	32,465
Retired Non-Executive Directors:
Susan MacKenzie(3)	-

Notes:

(1) All share-based awards represented above are comprised of DSUs. All DSUs granted during the fiscal year were vested on the date of grant in accordance with the DSU Plan and can only be redeemed for cash following departure from the Company. The disclosed values were determined by multiplying the number of DSUs granted during the fiscal year by the fair value of the DSUs, as determined using the five-day weighted average prior to grant date. DSUs are awarded in Canadian dollars and are translated into U.S. dollars using the exchange rate on May 22, 2020 (the grant date) of 1.4015 per U.S. dollar.

(2) Ross Clarkson is a non-independent, Non-Executive Director.  As the Chief Executive Officer of the Company until December 31, 2018, he was eligible to receive Options, PSUs and RSUs as a component of his LTIP.  Mr. Clarkson received C$178,627 in payouts for PSUs and C$14,871 for RSUs that vested during the year ended December 31, 2020 related to prior years when he held the position of President and Chief Executive Officer.  These values have been translated to U.S. dollars from Canadian dollars using the exchange rate on May 19, 2020 (the vesting date) of 1.3893 per U.S. dollar.  In addition, Mr. Clarkson was awarded C$45,500 in DSUs during the year ended December 31, 2020 in his capacity as a Director. The share-based awards were awarded in Canadian dollars and are translated into U.S. dollars using the exchange rate on May 22, 2020 (the grant date) of 1.4015 per U.S. dollar. Mr. Clarkson also had 215,966 Options vest during the year ended December 31, 2020 related to prior years when he held the position of President and Chief Executive Officer with a value of $NIL, which value is based on the multiplying the difference between the market price of the Common Shares on the vesting date and the exercise price of the Options by the number of Options which vested on such date. The exercise price of the Options and the market price of the Common Shares were in Canadian dollars and are translated into U.S. dollars using the exchange rate on May 19, 2020 (the vesting date) of 1.3893 per U.S. dollar.

(3) Susan MacKenzie retired in 2020 and received no DSU awards in that year.  As DSUs vest upon grant, no awards vested during the year ended December 31, 2020 in respect of Ms. MacKenzie.

(4) The Company did not pay, and the Directors did not earn any, option-based awards or non-equity incentive plan compensation during the year-ended December 31, 2020.

DSU Plan

The Board approved a DSU Plan (the “DSU Plan”) on May 20, 2014 which permits the granting of DSUs to all Directors of the Company and its related entities ("DSU Participants"). The DSU Plan is administered by the CHR&G Committee as delegated by the Board. Prior to 2014, Directors received grants of Options as part of their annual retainer. As part of the review of director compensation initiated in 2013, the CHR&G Committee evaluated alternative means of providing compensation to Directors to improve alignment with the Company’s Shareholders and governance best practices. Following this review, the CHR&G Committee recommended and the Board approved a DSU plan for Directors to fully replace the use of Options. Directors may elect to receive all or a portion of their annual retainer payable to them in DSUs.

Each DSU Participant has the right to elect, at any time prior to December 15th of each year, to be credited with DSUs in lieu of all or any part of the annual retainer otherwise payable to such DSU Participant in cash in the immediately succeeding period. The number of DSUs to be credited to a DSU Participant's account is determined by dividing: (a) the dollar amount of the portion of the DSU Participant's compensation to be paid as DSUs by (b) the fair value of the DSUs. Each DSU will vest on the award date, unless specified otherwise by the CHR&G Committee. DSUs are non-transferable and non-assignable.

DSUs, which are granted pursuant to the DSU Plan, track the value of the Common Shares. Although the DSUs are vested at the time of grant, they are not paid out until a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held, multiplied by the price of the Common Shares at the time of retirement less required withholdings. Payout will occur within thirty (30) days following the date of retirement or death of a DSU Participant and, in any event, no later than the earlier of the 60th day after the distribution date (as defined under the DSU Plan) and the end of the first calendar year commencing after the date of retirement or death. All dividends paid on the Common Shares are also paid to holders of DSUs through the issuance of additional DSUs.

Each DSU Participant is entitled to terminate or change his or her annual election, provided that they are not entitled to file more than one election notice in any calendar year unless specifically authorized by resolution of the Board. Upon death of a DSU Participant, any payment amount, less applicable withholdings, owed on DSUs granted under the DSU Plan will be paid to the deceased DSU Participant's estate prior to the final payment date (as defined under the DSU Plan).

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Common Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to Shareholders (other than the payment of dividends in respect of the Common Shares as contemplated under the DSU Plan), the account of each DSU Participant and the DSUs outstanding under the DSU Plan will be adjusted in such manner, if any, as the CHR&G Committee deems appropriate.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance Philosophy

TransGlobe’s Board of Directors and management are committed to a high standard of corporate governance practices. The Company believes that strong governance is in the best interests of its Shareholders and promotes effective decision making at the Board level. The Company monitors Canadian, U.S. and UK regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian corporation with Common Shares listed and/or quoted for trading on the TSX, NASDAQ and AIM, the Company is subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators ("CSA"), as well as rules and listing standards applicable to "foreign private issuers" adopted by NASDAQ and the SEC, which includes provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and the AIM Rules for Companies of the London Stock Exchange (March 2018) (the "AIM Rules") as amended from time to time.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices, which requires disclosure of the Company's approach to corporate governance. As noted above, TransGlobe considers Canadian corporate governance requirements, corporate governance rules and listing standards and applicable SEC and AIM Rules in determining its corporate governance practices. The Board of Directors has delegated responsibility to the CHR&G Committee, which is composed entirely of independent Directors, to oversee its corporate governance practices. The Company's corporate governance practices and policies are described more fully below.

The guidelines noted above as well as the Company's key governance policies are available in the corporate governance section of the Company's website at www.trans-globe.com.

Independence of the Board

The Board of Directors is responsible for determining whether or not each Director is independent.  NI 52-110 provides that a member is "independent" if the member has no direct or indirect material relationship with the issuer - a "material relationship" being one which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. NI 52-110 also specifically prescribes certain relationships that are considered to be material. Additionally, all independent Board members confirm their continued independence annually by completing a Director’s independence questionnaire.

Based on the foregoing, the Board of Directors has determined that the following individuals are independent within the meaning of NI 52-110:  David Cook, Carol Bell, Edward LaFehr, Susan MacKenzie, Timothy Marchant, and Steven Sinclair. Randy Neely and Ross Clarkson are not independent within the meaning of NI 52-110. Mr. Neely is an Executive Officer of the Company. Mr. Clarkson retired as an Executive Officer of the Company on December 31 2018. A majority of the Directors are independent.

The following table sets forth the members of each of the standing committees of the Board:

Independent Board Members	Year Appointed	Audit Committee	CHR&G Committee	R&HSES Committee	Disclosure & AIM Compliance Committee (3)
David Cook (Board Chairman)	2014		x
Carol Bell	2019	x	Chair
Edward LaFehr	2019	x		Chair
Susan MacKenzie (1)	2014		x	x
Timothy Marchant (2)	2020		x	x
Steven Sinclair	2017	Chair	x
Not Independent
Ross Clarkson (4)	1995			x
Not Independent – Executive Officer
Randy Neely	2018				x

Notes:

(1)  Susan MacKenzie retired from the Board of Directors on May 12, 2020.

(2) Timothy Marchant was appointed to the Board effective March 20, 2020.

(3)  The Disclosure and AIM Compliance Committee is comprised of Executive Officers only.

(4)  Ross Clarkson retired as Chief Executive Officer of the Company effective December 31, 2018.

The independent Directors of TransGlobe hold meetings at which non-independent Directors and members of management are not in attendance, as required, and in conjunction with the regularly scheduled meetings of the Board of Directors. Seven such meetings were held since the beginning of the Company's most recently completed financial year. The Audit Committee also meets regularly without any non-independent Directors present. Four such meetings were held in the most recently completed financial year.

The CHR&G Committee has the responsibility to ensure that the Board of Directors can function independently of management, including, without limitation, recommending to the Board of Directors mechanisms to allow Non-Executive Directors an opportunity to discuss the Company's affairs in the absence of management. Each of the Audit, CHR&G and R&HSES Committees also meet regularly with only Non-Executive Directors present.

Serving on Other Boards

Currently, three of the Company’s independent Directors and three of the Company’s continuing independent Directors are also directors of other reporting issuers. See “Matters to be Acted Upon at the Meeting – Election of Directors”.  Directors are required to advise the Chairman of the Board before accepting an invitation to sit on the board of another public company. If it is determined that a conflict of interest exists by serving on the board of another company, the Director is expected to act in accordance with the recommendation of the CHR&G Committee.

Interlocking Relationships

No TransGlobe Directors currently serve together on the same board of directors of any outside reporting issuer and as such no interlocking relationships exist.

Skills and Experience

On a regular basis, the Board of Directors reviews a skills matrix to ensure a full complement of skills is available from members of the Board to assist the Company in achieving its objectives. The most recent skills matrix was reviewed and approved in 2020 and is set out below mapped to continuing Directors' skills, experience and attributes.

Skills and Experience	David Cook	Carol Bell	Ross Clarkson	Ed LaFehr	Tim Marchant	Randy Neely	Steven Sinclair
International Experience	√	√	√	√	√	√
Mergers & Acquisitions	√	√	√	√	√	√	√
Engineering / Operations / G&G	√		√		√
Executive Management	√		√	√	√	√	√
Governance	√	√	√	√	√	√	√
Risk Management	√	√	√	√	√	√	√
Oil & Gas Exploration & Production	√	√	√	√	√	√
Auditing / Accounting		√		√		√	√
Oil & Gas Legal/ Commercial		√	√	√		√
Government Relations		√	√	√			√
Human Resources		√		√			√
Marketing / Storage / Transportation		√		√			√

Board Evaluation and Renewal

The CHR&G Committee evaluates regularly the effectiveness and contribution of the Board, the Chairman of the Board and the chair of each committee and the effectiveness and contribution of individual Directors, having regard for the mandate of the Board and position descriptions, attendance at Board and committee meetings, overall contribution and, in the case of individual Directors, the competencies and skills the individual Director is expected to bring to the Board. The Board has adopted an annual board questionnaire to assist in the assessment of the functioning of the Board as a whole, and through an annual self-assessment which are all submitted to the CHR&G Committee Chair. The results of the Board questionnaires are summarized and actions developed as results are reviewed with the whole Board. Meetings between the Chairman of the Board and individual Directors are held to discuss results of the evaluation.

The Board has adopted a retirement policy for Directors. See "Corporate Policies – Retirement Policy for Directors". The Board has not adopted a formal policy on term-limits for members of the Board. The Company believes that its approach to Board evaluation and succession planning ensures adequate renewal.

Board Orientation and Continuing Education

The CHR&G Committee is responsible for overseeing the orientation of Directors new to the Board of Directors. The Board of Directors has adopted an Orientation Policy for new Directors. Under the Orientation Policy, a member of management (the President and Chief Executive Officer, the Vice President and Chief Operating Officer or the Vice President, Finance, Chief Financial Officer and Corporate Secretary) organizes an orientation program for newly elected Directors of the Company. The initial orientation includes a detailed briefing on all significant areas of the Company's operations by members of senior management. New Directors are provided with a comprehensive Board manual which contains a record of historical information about the Company, the charters of the Board and its committees and other relevant business information relating to the Company. All new Directors, within 24 months of becoming a Director are invited to visit the Company's main operations.  COVID-19 related travel restrictions have temporarily halted plans for new Director in-country visits. Normal orientation travel is expected to resume as guidelines and best practices allow.

The Board of Directors has adopted a Continuing Education and Development Policy for Directors. Under the Continuing Education and Development Policy, continuing education is provided to Directors through regular presentations by senior management on the key areas of the Company's business. On an annual basis, Directors will attend a strategy meeting with senior management of the Company that provides for a comprehensive review of the Company's operations and include an in-depth discussion of the strategic plans of the Company for the coming year. In addition, the Company schedules reviews of various governance topics relevant to the Company, with area experts. These reviews may include, for example, best practices in corporate governance, human resources, risk management including hedging, credit and information technology and a review of major environmental and geopolitical issues. Each Director of the Company is expected to maintain the level of expertise necessary to perform his or her responsibilities as a Director. The Company provides a reasonable allowance for outside board education for each Director on an annual basis.

All Directors receive an extensive package of materials prior to each Board meeting. These materials provide a comprehensive summary of each agenda item to be discussed. Similarly, committee members also are provided with a comprehensive summary on each agenda item to be discussed at committee meetings.

Directors participate in numerous presentations regarding market conditions, governance and director liability.

Directors are made aware of corporate director-focused educational seminars offered by third-party professional organizations.

Board Mandate

The Company's Charter of Board of Director Governance is attached hereto as Schedule A. Responsibilities and duties of the Board of Directors, include:

•	review and adopt the Company's strategic business plan, corporate objectives, financial plans and budgets and review against corporate performance;
•	identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks;
•	approve the hiring of senior officers and monitor the performance of senior officers; and
•	ensure the Company maintains appropriate internal controls and management information systems.

The Board has developed written position descriptions or terms of reference for the Chairman of the Board, the Chair of each standing committee of the Board which include terms of reference for the Chair for each of the Audit Committee, the CHR&G Committee, the R&HSES Committee and for individual Directors. The Board has also developed charters for each standing committee of the Board.

Terms of Reference

Terms of Reference for the positions below are annually reviewed by the CHR&G Committee, with any updates or modifications approved by the Board. A summary of the general roles and responsibilities of the following positions are described below.

Chairman of the Board

•	managing the Board and ensuring that the Board is organized properly and functions effectively to meet its obligations and responsibilities;
•	working with the President and Chief Executive Officer to ensure management strategies, plans and performance are appropriately represented to the Board;
•	working with the President and Chief Executive Officer to ensure effective relations with Board members, Shareholders, other stakeholders and the public;
•	working with the Vice President, Finance, Chief Financial Officer and Corporate Secretary on all Board affairs, including communications; and
•	maintaining relations with Shareholders, other stakeholders and the public.

Audit Committee Chair

•	managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;
•	working with the Vice President, Finance, Chief Financial Officer and Corporate Secretary to ensure effective relations with committee members; and
•	maintaining ongoing communications with the Vice President, Finance, Chief Financial Officer and Corporate Secretary and the Company's external auditors.

CHR&G Committee Chair

•	managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;
•	working with the President and Chief Executive Officer, and the Vice President, Finance, Chief Financial Officer and Corporate Secretary to ensure effective relations with committee members;
•	maintaining ongoing communications with the Vice President, Finance, Chief Financial Officer and Corporate Secretary;
•	working with the Company's independent compensation consultants;
•	overseeing management's formulation of and compliance with corporate governance policies and procedures;
•	leading the committee in overseeing management's formulation of human resource and compensation policies and procedures; and
•

preparing the Company's public disclosure relating to its corporate governance policies and procedures, and generally relating to compliance with corporate governance related legal and regulatory requirements.

R&HSES Committee Chair

•	managing the affairs of the Committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;
•	working with the Chief Executive Officer to ensure effective relations with committee members;
•	working with the Company's independent petroleum consultants, including ongoing communications;
•	maintaining on-going communications with the Chief Executive Officer;
•	leading the committee in overseeing the work of the Company's reserves data management team and the independent petroleum consultants; and
•	leading management's formulation of health safety environmental and social responsibility policies and procedures.

Individual Directors

•	fulfilling legal requirements of Directors, including a comprehensive understanding of the statutory and fiduciary roles;
•	preparing for each meeting and maintaining an excellent attendance record;
•	participating fully and frankly in the deliberations and discussions of the Board;

•	participating on committees and understanding the process of committee work; and
•	being generally knowledgeable about the business of the Company and its industry as well as the regulatory, legislative, business, social and political environments within which the Company operates.

President and Chief Executive Officer

•	providing overall leadership and vision in developing, in concert with the Board of Directors, the Company's strategic direction;
•

providing overall leadership (including recommendations for appointment of, and changes to, Executive and other Officers) and vision in developing the tactics and business plans necessary to realize the Company's objectives;

•

managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board, and financial and operational objectives are attained; and

•	managing the overall business to act with a view to the best interests of the Company, growing value and maximizing return to Shareholders.

Committees of the Board of Directors

The Board has four standing committees, each operating in accordance with a Board-approved written mandate.  This section provides a general review of each of the committees and their respective functions.

Audit Committee

The Audit Committee is comprised entirely of independent Directors.

Members:  Steven Sinclair (Chair), Carol Bell and Edward LaFehr

The Audit Committee is a committee of the Board of Directors appointed to assist the Board in monitoring (i) the integrity of the financial statements of the Company; (ii) compliance by the Company with legal and regulatory requirements related to financial reporting; (iii) qualifications, independence and performance of the Company's independent auditors; and (iv) performance of the Company’s accounting, internal controls and financial reporting process and monitoring business risks.

The roles and responsibilities of the Audit Committee include the following:

•	reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate;
•

adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Audit Committee with concerns about accounting, internal accounting controls and auditing matters;

•	recommend to the Board the annual nomination of the independent auditor to be proposed for Shareholder approval;
•

review and discuss with management and the independent auditor annual and interim financial statements (including related notes and Management Discussion & Analysis) at the completion of any review engagement or other examination and prior to public disclosure, and resolve to recommend approval of said documents to the Board of Directors; and

•

consider management’s assessment and the effectiveness of internal control over financial reporting, inquiry of management and the independent auditor about significant financial risks, exposures, deficiencies or material weaknesses identified and the steps management has taken to minimize such risks, exposures, deficiencies and material weaknesses to the Company and any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting and are required to be disclosed, as well as any other changes in internal control over financial reporting that were considered for disclosure in the Company’s periodic filings with the SEC or AIM.

Reserves, Health, Safety, Environment and Social Responsibility Committee

The Reserves, Health, Safety, Environment and Social Responsibility Committee (the "R&HSES Committee") consists of three members the majority of whom are independent. The Chair of the committee must be independent.

Members:  Edward LaFehr (Chair), Ross Clarkson and Tim Marchant

The Board of Directors established the R&HSES Committee to assist the Board in monitoring the integrity of the oil and gas reserves of the Company, compliance by the Company with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Company's independent reserves evaluators, and the performance of the Company's procedures for providing information to the independent reserves evaluators.

The charter for the R&HSES Committee includes the following responsibilities:

•	reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate;
•	providing a report of management and Directors on oil and gas disclosure for the Company's Annual Information Form;
•	engaging with the independent reserves evaluators and evaluating the performance of the independent reserves evaluators;
•	ensuring no restrictions are placed by management on the scope of the reserves evaluators' review and examination of the Company's information;
•

ensuring that no Officer, Director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Company's oil and gas reserves statements;

•	reviewing process and results in relation to the completion of the reserves evaluations;
•	reviewing and approving annually, the annual health, safety, environment and social responsibility ("HSES") targets for consideration the CHR&G Committee in the short-term incentive plan ("STIP");
•	providing the CHR&G Committee an annual report of HSES performance on STIP targets; and
•	providing the Board with a quarterly update on HSES.

Compensation, Human Resources and Governance Committee

The Board's CHR&G Committee is comprised entirely of independent Directors.

Members:  Carol Bell (Chair), Tim Marchant and Steven Sinclair

The roles and responsibilities of the CHR&G Committee include the following:

•	identifying, reviewing the qualifications of, and recommending to the Board of Directors possible nominees for the Board of Directors;
•	assessing Directors on an ongoing basis and overseeing the effective functioning of the Board of Directors, including the orientation and education of new recruits to the Board of Directors;
•	assessing the Board's committee structure on an ongoing basis and recommend changes where appropriate;
•	reviewing the size and composition of the Board of Directors and committee structure;
•	reviewing the appropriateness of the terms of the mandate and responsibilities of the Board of Directors and the charters, mandates and responsibilities of each of the committees;
•	undertaking such other initiatives as are needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of Shareholders;
•	reviewing and recommending corporate goals and objectives relevant to the incentive compensation of the Company's Executive Officers and employees;
•	providing performance assessments of financial, operations, and strategic objectives to the Board;
•	determining total compensation, including salary, STIP, long term incentive plan ("LTIP") and benefits, of the Executive Officers, subject to the terms of existing contractual arrangements;
•	overseeing the Company's Option Plan, performance share unit plan (the "PSU Plan"), restricted share unit plan (the "RSU Plan") and DSU Plan and determine their use as forms of incentive compensation;
•	reviewing terms of new Executive Officer contracts, amendments or renewal of existing Executive Officer contracts and make recommendations for approval of contracts to the Board of Directors;
•

based on recommendations of the Chief Executive Officer, determining the general compensation structure and policies and programs for the Company such that the Company is able to attract, motivate and retain key personnel;

•	reviewing and making recommendations to the Board on issues that arise in relation to any employment contract in force;
•

reviewing the compensation of the Directors in light of time constraints, competitive fees, risks and responsibilities and make recommendations for approval of Directors' fees to the Board of Directors;

•	reviewing succession planning and leadership development plans and progress related to the position of Chief Executive Officer and other senior leadership positions;
•	reviewing and approving severance arrangements for Executive Officers;
•	considering the risks associated with the Company's compensation policies; and
•	annually reviewing the charter and proposing amendments to be ratified by a simple majority of the Board of Directors.

Disclosure and AIM Compliance Committee

Members:  Randy Neely (Chair), Edward ("Eddie") Ok and Geoff Probert

The roles and responsibilities of the Disclosure and AIM Compliance Committee include the following:

•

ensuring that the Directors, management and employees of the Company are at all times fully aware of their obligations under the AIM Rules and the AIM Note for Mining, Oil and Gas Companies (the "AIM Note"), each of which is published and amended from time to time by the London Stock Exchange plc (the “LSE”), the EU Market Abuse Regulation (596/2014) ("MAR"), as well as the disclosure rules and regulations (the "TSX Rules") of the TSX and the disclosure rules and regulations (the "NASDAQ Rules") of the NASDAQ;

•

achieving the objective of ensuring that communications and disclosure to the public about the Company are informative, timely, factual, balanced and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements;

•	ensuring that the Directors, management and employees of the Company are at all times fully aware of the Company's approach to disclosure; and
•	monitoring compliance with the Company's Disclosure Policy, Share Dealing and Insider Trading Policy and AIM Compliance Code.

Nomination of Directors

The CHR&G Committee (composed entirely of independent Directors) oversees the nomination of Directors to the Board.  The CHR&G Committee may engage an outside consultant to assist in identifying qualified candidates for the Board. The nominees for Directors are initially considered and recommended by the CHR&G Committee, approved by the entire Board and appointed by the Company or Shareholders, as required.

CORPORATE POLICIES

Diversity

The Board of Directors has a Diversity Policy (the “Diversity Policy”) that pertains to Board nominations, executive officer appointments and employee hiring. The Board believes that Board nominations, executive officer appointments and employee hiring should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board, management and staff at the time.

The Company believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership and skills needed to achieve our business objectives, without reference to their age, gender, race, ethnicity, sexual orientation, physical disability or religion, is in the best interests of the Company. The Board recognizes the benefits of diversity within the Board, management and the Company in general, and will encourage the consideration of women and other diverse candidates who have the necessary skills, knowledge, experience and character for Board nominations, executive officer appointments and employee hiring. For the foregoing reasons, the Board has not imposed any quotas or targets regarding the representation of women and other diverse candidates on the Board or in executive officer positions. For the purposes of the Diversity Policy, “diverse” and “diversity” means, with respect to individual candidates, age, gender, ethnicity, sexual orientation, personal abilities, religion, stakeholder perspective, geographic location and other factors considered relevant to the Board in this regard.

Specifically with respect to Board and executive officer diversity, to ensure the effectiveness of the Diversity Policy, the CHR&G Committee will review periodically the process of identifying female and other diverse candidates, the number of female and other diverse candidates considered or brought forward as potential nominees for Board positions and executive officer positions when the Board is looking to add additional directors or officers (as applicable) or replace existing directors or officers (as applicable) and the skills, knowledge, experience and character of any such female and other diverse candidates relative to other candidates to ensure that women and other diverse candidates are being fairly considered relative to other candidates. The CHR&G Committee will also review the number of women and other diverse candidates actually appointed and serving on the Board or in executive positions to evaluate whether it is desirable to adopt additional requirements or policies with respect to Board and executive officer diversity.

One out of seven (14%) of the Company's Directors are women and women hold nil out of 3 (0%) Executive Officer positions with the Company. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, character and size to represent the interests of Shareholders and appropriately address the Company's business needs.

Non-Executive Director Share Ownership

On January 22, 2013, the Board of Directors adopted a mandatory Share Ownership Policy for Directors (the “Non-Executive Director Share Ownership Policy”) whereby Directors are required to acquire and hold Common Shares and/or DSUs with a minimum aggregate market value or original purchase cost or issued value of three times the annual retainer fee. Directors have a period of five years from the date of the implementation of the policy on January 22, 2013, or from the date of their appointment as a Director of the Company, whichever is later, to acquire the value required.

In May, 2018, the Non-Executive Director Share Ownership Policy was amended to specify that 50% of the share ownership requirement be held in Common Shares.  Directors have three years from the date of the policy amendment to meet this new requirement.  As a result, Messrs. Cook and Sinclair have until May 2021 to accumulate this Common Share requirement. Dr. Bell and Mr. LaFehr have until January 2024 and March 2024 respectively to achieve the policy requirements.  Dr. Marchant has until March 2025 to achieve the policy requirements.

Directors are required to confirm annually, for the Company's management information circular, their beneficial Common Share ownership position and that the required ownership is not hedged or otherwise sold.

Name	Common Shares (#)	DSUs(1) (#)	Total Number of Common Shares and DSUs owned (#)	Total Value of Common Shares & DSUs Owned(2)(4) ($)	Total Value of Shareholdings Required(3)(4) ($)	Meets Share Ownership Requirements
David Cook	103,867	335,036	438,903	771,984	216,728	Yes
Carol Bell	-	93,235	93,235	117,845	144,485	In Progress
Ross Clarkson	1,850,493	93,235	1,943,728	4,331,106	144,485	Yes
Timothy Marchant	40,000	62,329	102,329	99,388	144,485	In Progress
Edward LaFehr	20,000	93,235	113,235	147,539	144,485	In Progress
Steven Sinclair	75,000	148,594	223,594	335,339	144,485	Yes

Notes:

(1)  All DSUs vest immediately upon grant but cannot be redeemed until the Director ceases to be a Director of the Company.

(2)  Total Value is determined in accordance with the Non-Executive Director Share Ownership Policy as "the greater of the adjusted cost base ("ACB") or the fair market value determined by multiplying the number of Common Shares by the individuals' ACB and the DSUs by the grant price or the original purchase price in the case of Common Shares or fair market value at the date of grant in the case of DSUs”.

(3)  Based on three times the annual retainer effective January 1, 2020.

(4) These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.2458 per U.S. dollar on March 18, 2021.

Directors have a period of five years from the date of their appointment as a Director of the Company to acquire the value required.  In the event of a change to the Non-Executive Director Share Ownership Policy, Directors will have three years from the date of change to comply with the new requirements.

Retirement Policy for Directors

The Board of Directors has adopted a mandatory retirement policy. The Company's Directors are not permitted to stand for re-election to the Board of Directors once they have reached the age of 75. The Board of Directors reserves the right to deviate from the policy under extenuating circumstances. The CHR&G Committee has the responsibility to evaluate annually the qualification of each Director standing for re-election in the current year.

Retirement Policy for Executive Officers and Employees

The Board of Directors adopted a retirement policy for Executive Officers and employees of TransGlobe. Executive Officers and other employees are eligible for approved retirement when the individual has greater than or equal to 10 years of service with the Company and is older than 55 years of age. The Board of Directors reserves the right to deviate from the policy under extenuating circumstances.

Majority Voting Policy

The Company's Majority Voting Policy requires a Director receiving more "WITHHOLD" votes than "FOR" votes at any meeting of Shareholders in respect of which the number of nominees for Director is equal to the number of Directors to be elected, such nominee shall immediately tender his/her resignation to the Board of Directors. The Board shall consider the resignation within 90 days of the Shareholders meeting and will accept the nominee's resignation absent exceptional circumstances, having regard to all relevant matters, and issue a press release to the TSX disclosing its determination.

Code of Business Conduct and Other Governance Policies

The Company has adopted a corporate code of conduct which is applicable to the Company, its employees and contractors (the "Corporate Code of Conduct"). A copy of the Corporate Code of Conduct has been posted to SEDAR at www.sedar.com, and to EDGAR at www.sec.gov and on the Company's website under AIM Rule 26.

The Corporate Code of Conduct is intended to guide employees and contractors activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the Company and its employees could occur. The Corporate Code of Conduct addresses responsibilities and values, insider trading, business relationships, entertainment, gifts and favours, compliance and monitoring. Adherence to the Corporate Code of Conduct is monitored by management through routine supervisory practices and an annual Corporate Code of Conduct disclosure and sign-off process. When an investigation results in a finding that the Corporate Code of Conduct has been breached, the employee or contractor who has breached the Corporate Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

The Company has also developed a specific code of conduct for its Directors and Officers (the "Code") (which is also available on SEDAR and EDGAR). The Code provides generally that each individual being considered for nomination as a Director must disclose to the CHR&G Committee all interests in relationships of which the Director is aware at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a Director, there is a positive onus on the Director to make disclosure of the same to the Corporate Secretary or the Chairman of the Board. Each Director is also required by the Code to report any known or suspected breach of the Code to the Chairman of the Board, and is annually required to review, sign and deliver to the Board Chair an executed copy of the Code.

Pursuant to the Code, all Directors have agreed to the following guidelines respecting conflicts of interest:

•

Directors shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Company and situations where their actions as Directors are influenced or perceived to be influenced by their personal interests;

•

each Director must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law;

•

no Director may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Company, where, by virtue of his or her position with the Company, the Director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Company, unless that interest has been fully disclosed in writing to the Board; and

•	a "significant financial interest" in this context is any interest substantial enough that decisions of the Company could result in gain for the Director.

Last, in accordance with the Business Corporations Act (Alberta), Directors who are a party to or are a director or an officer of a party to a material contract or material transaction, are required to disclose the nature and extent of their interest and are not permitted to vote on any resolution to approve the contract or transaction.

The Board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Corporate Code of Conduct.

Share Dealing and Insider Trading Policy

The Company has a Share Dealing and Insider Trading Policy in accordance with the requirements of the AIM that ensures the Company and its Directors, Officers, employees and consultants satisfy legal and ethical obligations related to proper and effective disclosure of corporate information and the trading of securities with that information.

The Share Dealing and Insider Trading Policy also contains an anti-hedging provision which includes a prohibition on Directors, Officers and employees purchasing financial instruments such as prepaid forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge their underlying position in Company shares.

Disclosure Policy

The Company has adopted a Disclosure Policy to ensure that communication to the public is done in a timely, factual and accurate manner as well applicable to legal and regulatory requirements. The Disclosure Policy extends to all employees and contractors of the Company, its Board of Directors, and those authorized to speak on behalf of the Company. Annually, all employees and contractors of the Company are required to attend a policy review meeting at which the Disclosure Policy is discussed. The Disclosure and AIM Compliance Committee meets a minimum of two times a year or as needed to review and plan upcoming disclosure obligations.

Anti-Bribery and Corruption Policy

The Company adopted an Anti-Bribery and Corruption Policy in May 2018.  The Anti-Bribery and Corruption Policy sets out TransGlobe's responsibilities, and of those working for the Company, in observing and upholding the Company's position on bribery and corruption. As well the Anti-Bribery and Corruption Policy provides information and guidance to those working for the Company on how to recognize and deal with bribery and corruption issues.

Report from the Disclosure and AIM Compliance Committee

The Disclosure and AIM Compliance Committee meets and reports to the Board of Directors semi-annually.  The Committee’s mandate includes the review of disclosure requirements, Company policies, multiple exchange rules, reporting requirements and changes to legislation and regulations in applicable jurisdictions.

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

To Shareholders:

The Compensation, Human Resources and Governance Committee ("CHR&G Committee”) and Board of Directors believe in providing clear and transparent disclosure to help our Shareholders understand the compensation of our Executives as well as the rationale behind our compensation decisions. This letter to Shareholders outlines our strategy and objectives, our performance in 2020, and how this performance informed and guided pay decisions during the year. A more detailed description of our compensation programs and decisions can be found under "Compensation, Discussion & Analysis" following this letter.

Our Strategy

TransGlobe’s corporate strategy is to build long-term Shareholder value through the profitable acquisition, development and exploitation of oil and gas assets with a focus on under-developed or brownfield opportunities. Since 2008 our efforts have principally focused on the Middle East and North Africa (MENA) region.  In late 2016 we acquired Canadian assets with the intention of continuing to leverage our operational, administrative and managerial competencies. The Company plans to invest in profitable, advantaged projects while considering the transition to a lower carbon economy. In addition, the Company is seeking acquisitions that leverage our core competencies of rigorous operational excellence and government relations in a broad regional area principally focused in the MENA region.

2020 Performance: By early March, it was apparent that 2020 was not going to be business as usual; fractures within OPEC+ and the rapidly spreading coronavirus led to cascading country lockdowns and spiking market uncertainty. Benchmark oil prices fell from relative strength in January to unprecedented lows, including the futures market for WTI generating a negative price briefly on April 20, 2020. The Company acted rapidly and decisively to avoid permanent damage to is viability. Management, with the support of the Board of Directors, took immediate action to cut all non-essential capital spending, implemented staffing and salary reductions and sought other risk mitigation opportunities, including acting quickly to establish hedges on oil sales.  These actions led to a annualized reduction in general and administrative expenses ("G&A") of ~35%; capital spending reduced from budget by ~81%; and net funds flow hedging gains of ~$6.5 million in 2020.  As a direct result, the Company ended the year with positive working capital, negative net debt and an unrestricted cash balance of ~$34 million.

During this period of extreme economic, professional and personal challenge, Management was able to work to conclude the consolidation, extension and amendment of the Company’s Egyptian Eastern Desert production sharing contracts ("PSCs").  The agreement was approved by the Egyptian Government Petroleum Company ("EGPC") Board in early December 2020 and concluded a multi-year effort which, once ratified, will transform the economic potential of these assets for both TransGlobe and Egypt.

In short, the Board believes the achievements by Management and the Company in 2020 were considerable.  Not only was value preserved, but the value of the Company’s underlying assets has been significantly enhanced through the conclusion of the PSC consolidation, amendment and extension, currently awaiting ratification.

2020 Pay Decisions

The Board, on recommendation from the CHR&G Committee considers both corporate and individual performance in making its pay decisions each year. This year, given the extraordinary impact of the pandemic, the Board has been mindful of its impact on our stakeholders in arriving at its recommendations and has used downward discretion. The following decisions were made during the year ended December 31, 2020:

Base Salaries: With the agreement of the three NEO’s (as defined herein) and in solidarity with staff, NEO salaries were reduced by 10% for 2020, beginning on April 1, 2020.

Short-term Incentive Plan (STIP):  The CHR&G Committee recommended, and the Board approved a STIP corporate score of 0.75 which includes the application of downward discretion relative to Company results. For a more detailed discussion of the STIP see "Compensation Discussion & Analysis – Components of Compensation – Short-Term Incentive Plan".

Long-term Incentive Plan:  In 2020, LTIP grants were awarded at 65% of target and comprised of 25% Options and 75% PSUs.  The PSU performance measure of relative total shareholder return (“TSR”) (0-2x) is paid out based on peer group positioning (p25-p75) and is capped at a multiplier of 0.75 should absolute TSR be negative over the three-year performance period. For a more detailed discussion of the LTIP see "Compensation Discussion & Analysis – Components of Compensation – 2020 Long Term Incentive Plan".

President and Chief Executive Officer Compensation:  Mr. Neely's performance was assessed by the full Board on the achievement of 2020 corporate and President and Chief Executive Officer objectives. Mr. Neely’s compensation in 2020 was directly tied to corporate performance with 70% of his TDC (as defined herein) at-risk. Mr. Neely agreed to a temporary base salary reduction of 10% associated with 2020 Company wide reductions implemented in 2020. In addition, as noted above, LTIP grants were issued at 65% of target.  On a STIP basis, Mr. Neely’s personal performance was rated as under-achieved, principally based on not achieving an accretive merger or acquisition transaction during the year.  As a result, his STIP award was calculated based on his personal performance rating of 0.9 and a STIP corporate scorecard score of 0.75.

Director Compensation:  The members of the Board agreed to take a 10% reduction of their annual retainer, effective April 1, 2020 and approved an annual LTIP DSU grant at 65% of target.

Compensation and Alignment to Performance

The Board remains confident that TransGlobe’s compensation program will enable the Company to attract, motivate and retain top talent and is well aligned to the interests of Shareholders. We highlight the following elements:

•	rigorous STIP with scorecard aligned to key operational, financial, and strategic objectives;
•	the LTIP mix for Executives is 100%, or "fully at risk";
•	PSUs constitute 75% of the Executive LTIP mix, with relative TSR performance conditioning and a threshold of absolute positive return requirement for normal vesting and payout to occur;
•	no pension plan;
•	material benefits limited to expatriate living allowance schemes implemented in November 2018 for Executives located in London, UK; and,
•

Executive Officer share ownership guidelines of 3X base salary for the President and Chief Executive Officer and 2X base salary for the Vice President and Chief Operating Officer and the Vice President, Finance, Chief Financial Officer and Corporate Secretary.

2020 Compensation Review

Consistent with the Company's efforts to reduce its G&A expenditures in 2020, the CHR&G Committee did not engage a compensation advisor in 2020.  Rather it drew on its internal depth of experience and the exposure of its members to key considerations arising as a result of the pandemic to assist in making compensation decisions in 2020. Accordingly, the CHR&G Committee also determined that a restructuring of the NEO compensation scheme in 2020/2021 was not a critical necessity.

2021 Compensation Decisions Made

Given the significant improvement of the price of oil, the substantially improved economics and opportunity set within the Company's Egyptian Eastern Desert portfolio and a gradual return to more normalized operations, decisions made during the year to date relating to 2021 executive compensation include:

•	Director, NEO and all staff salaries returned to pre-2020 levels;
•

agreeing a 2021 STIP scorecard, which reflects more typical financial, operational and strategic targets, including a specific allocation to Environment, Social and Governance (“ESG”) strategy delivery; and

•	agreeing 2021 LTIP grants at target.

Shareholder Engagement

In light of the less than 90% approval rate on our approach to compensation in 2020, the CHR&G Committee Chair and the Chair of the Board, with the assistance of Randy Neely, reached out to many of our largest shareholders to solicit input.  The feedback obtained through that engagement was carefully considered in our 2021 decisions to date and will also assist in future compensation construct decisions.  The Committee would like to thank those that took the time to speak with us on this matter.

Conclusion

We trust our approach to compensation programs further demonstrates our commitment to a pay-for-performance compensation philosophy. In respect of an extraordinary year, where our shareholders have experienced hardship and financial loss, we were prepared to use downward discretion on our STIP, even though Management had delivered the important milestone of coming to an agreement on the extension and amendment of the Company’s Egyptian Eastern Desert production sharing contracts, which are awaiting ratification. The Board would like to thank Management for their diligence and hard work in very challenging conditions.

The Committee will continue to evaluate current and evolving best practices and will act to modify our policies for 2021 or to use discretion if necessary. We encourage you to engage with us on our approach to compensation and with any related questions, you may have by emailing us at boardofdirectors@trans-globe.com.

On behalf of the Board of Directors, we thank you for taking the time to read our disclosure.

Signed: Carol Bell	Signed: David Cook
Chair,	Chairman,
CHR&G Committee	Board of Directors

COMPENSATION DISCUSSION & ANALYSIS

Role and Composition of the Compensation, Human Resources and Governance Committee

TransGlobe's Board of Directors is responsible for the oversight of compensation matters at TransGlobe. The CHR&G Committee assists the Board in establishing and overseeing Director and Executive compensation, including completing an annual review of the compensation of TransGlobe’s Officers, employees and Directors, as well as reviewing and considering other compensation-related matters. On an ongoing basis, the CHR&G Committee reviews succession planning, specifically, in relation to the positions of Chief Executive Officer and senior leadership positions.

Composition of the Compensation, Human Resources and Governance Committee

In 2020 the CHR&G Committee was comprised of three independent Directors. Each of these Directors has significant experience in board and senior management roles of domestic and international oil and gas exploration companies where they were responsible for designing, implementing and monitoring the effectiveness of executive compensation policies and practices.

The following is a brief description of the relevant skills and experience of each CHR&G Committee member that served for 2020.

CHR&G Committee	Independent	Relevant Skills and Experience
Carol Bell (Chair)	Yes

Dr. Bell was most recently the chair of the Corporate Responsibility Committee of Ophir Energy plc prior to the sale of Ophir to Medco, and a member of Ophir’s Nomination Committee and has previously served on compensation, governance, and human resource committees for numerous public and privately held companies.

Susan MacKenzie(1)	Yes

Ms. MacKenzie is former chair of the Compensation & Human Resources Committee of Enerplus Corporation, chairs the Governance, Nominating and Compensation Committee of Freehold Royalties Ltd. and serves on the Human Resources and Compensation Committee of Precision Drilling Corporation. As Vice President Human Resources for Petro-Canada, Ms. MacKenzie was responsible for the company’s compensation programs and policies, for succession planning and leadership development and was Senior Management representative on the Management Resources & Compensation Committee. She holds the ICD.D designation from the Institute of Corporate Directors.

Tim Marchant(2)	Yes

Dr. Marchant is former Chair and continues as a member of the Governance & Compensation Committee of Valeura Energy Inc.  Dr. Marchant has also served on the Compensation, Governance and Nominating committee on Cub Energy Inc. and the Governance and HR Committee of Vermilion Energy Inc.

Steven Sinclair	Yes

Mr. Sinclair has over 30 years' experience in senior leadership roles in the oil and gas industry. Mr. Sinclair held the position of Senior Vice President and Chief Financial Officer at ARC Resources Ltd. and several other senior leadership roles at ARC Resources Ltd.

Notes:

(1)

Susan MacKenzie was the chair of the CHR&G Committee from January 1, 2020 to May 10, 2020, at which point she did not stand for re-election and subsequently retired from the Board effective May 12, 2020.

(2)	Tim Marchant joined the CHR&G Committee on March 20, 2020.

Compensation Advisor

TransGlobe’s compensation policies have allowed the Company to attract, motivate, and retain a team of Executive Officers and employees working towards the common goal of enhancing Shareholder value. In an effort to ensure that TransGlobe is maintaining a competitive compensation arrangement for its Executive Officers, Directors and employees, the CHR&G Committee has, on a periodic basis, engaged the services of independent compensation advisors.

In 2019 and 2020, the CHR&G Committee engaged the services of Hugessen Consulting Inc. ("Hugessen"), an independent compensation advisor. In 2019 and 2020, Hugessen provided services related to the review and determination of certain calculations under the Company’s PSU Plan, compensation benchmarking, review of pay comparator groups and additional support on compensation disclosure and analysis. The Board of Directors or the CHR&G Committee must pre-approve all other services Hugessen, or any of its affiliates, provides to the Company at the request of management.

In 2019, the CHR&G Committee engaged Korn Ferry UK to specifically review the compensation of the Executive Officers of the Company following their domicile to the UK in 2018.  While the review highlighted that the current compensation scheme for the Executives resulted in a disproportionate level of at-risk compensation than would be typically observed with other UK based executives, the total targeted compensation was at a comparable level.  Based on that advice and given the strategic initiatives being pursued by the Executive, the committee elected to not begin restructuring the current compensation scheme for the Executive Officers. Korn Ferry UK was not engaged to perform any services in 2020.

Executive / Director Compensation Advisor Related Fees

Consultant	Year Retained	Executive Compensation Related Fees ($)	All Other Fees ($)
Korn Ferry UK	2020(1)	-	-
Korn Ferry UK	2019(2)	31,906	-
Hugessen Consulting Inc.	2020(1)	-	7,323(3)
Hugessen Consulting Inc.	2019(2)	23,273	6,801(4)

Notes:

(1)  Fees have been paid in Canadian dollars and have been translated into U.S. dollars using an average exchange rate for the 2020 reporting year of 1.3415 per U.S. dollar.

(2)  Fees have been paid in Canadian dollars and British pound sterling and have been translated into U.S. dollars using an average exchange rate for the 2019 reporting year of 1.3269 per U.S. dollar and 0.7834 per U.S. dollar respectively.

(3)  Represents additional fees paid to Hugessen, other than fees for services related to determining compensation for any of TransGlobe's directors and executive officers. Such services included the review of the Company’s PSU Plan vesting calculations.

(4)  Represents additional fees paid to Hugessen, other than fees for services related to determining compensation for any of TransGlobe's directors and executive officers. Such services included the review of the Company’s PSU Plan vesting calculations.

Compensation Approval Process

The following outlines elements of the CHR&G Committee's typical executive compensation approval process:

1.	Review & Align: The CHR&G Committee reviews and confirms alignment of compensation philosophy and objectives with the compensation program and practices;
2.	Consult: As deemed necessary, the CHR&G Committee consults with its independent advisor on executive compensation;
3.	Benchmark & Report: As deemed necessary by the CHR&G Committee, the independent advisor conducts benchmarking against a CHR&G Committee reviewed and approved pay comparator group;
4.

Review & Analyze: The CHR&G Committee reviews the results of any such benchmarking and, with the input from its independent advisor, develops a recommendation for the Chief Executive Officer and other executive compensation design;

5.	Recommend: The CHR&G Committee recommends Chief Executive Officer and the other executive compensation to the Board; and
6.	Approve: The Board approves Chief Executive Officer and other executive compensation.

Named Executive Officers

For the purposes of this Information Circular, "Named Executive Officer" or "NEOs" means each of the following individuals: (a) the Chief Executive Officer of the Company, (b) the Chief Financial Officer of the Company, (c) each of the three most highly compensated Executive Officers of the Company (including any of its subsidiaries) or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at December 31, 2020 whose total compensation was, individually, more than $150,000, as determined in accordance with NI 51-102, for that financial year; and (d) each individual who would be an NEO under (c) but for the fact the individual was neither an Executive Officer of the Company or its subsidiaries, nor acting in a similar capacity, at December 31, 2020.

The following section outlines the compensation programs in which the NEOs participate. For 2020, the NEOs were:

•	Randy Neely – President and Chief Executive Officer
•	Eddie Ok – Vice President, Finance, Chief Financial Officer and Corporate Secretary
•	Geoff Probert - Vice President and Chief Operating Officer

The Company does not consider any other employee of the Company to be acting in a similar capacity as an Executive Officer.

Executive Compensation Philosophy

TransGlobe's compensation program is based on a "pay-for-performance" philosophy which supports the Company's commitment to the creation of long-term value for its Shareholders. The Company believes compensation should be aligned with Shareholders' interests, while also recognizing that TransGlobe's corporate performance is dependent on retaining highly trained, experienced and committed Directors, Executive Officers and employees who have the necessary skill sets, education, experience and personal qualities required to manage the Company's business.

TransGlobe's executive compensation programs are designed to attract, motivate and retain highly talented individuals to serve as Executive Officers of the Company, to achieve the Company's strategic objectives, and to align the interests of Executive Officers with the long-term interests of the Shareholders:

•	Attract, motivate and retain: provide competitive compensation to attract, motivate and retain top talent as TransGlobe continues to progress its corporate objectives;

•

Pay for performance: target of median total direct compensation "TDC" (cash + target STIP + target LTIP) for median performance; incentive plans calibrated so that superior performance by the Company and individuals results in above-market median compensation; conversely, performance below expectations results in below-market median compensation; and

•

Flexibility and risk management: sufficiently flexible to adapt to unexpected developments, ensuring continuity of operations and minimization of risk. The Board used downward discretion on the Company’s 2020 STIP award given the exceptional circumstances experienced by its stakeholders.

TransGlobe targets TDC at the median of its pay comparator group.

Pay Comparator Group

The Company uses a pay comparator group in order to provide competitive market information to support pay level and pay mix decision-making, and to provide context regarding compensation design practices. The comparator group, detailed below, is based on the following selection criteria:

•	Issuers: oil and gas exploration and production companies;
•	Market Capitalization: target between approximately 0.5x - 2x that of TransGlobe;
•	Location: headquartered in Canada, U.S. or the UK, with a focus on companies with producing assets; and
•

Operating location: companies comprising the comparator group have international production, where possible; however, to ensure an adequately-sized comparator group, similar sized Canadian producers are also included.

The pay comparator group was established by the Board in August 2017, at which time TransGlobe was positioned at median on total revenue and market capitalization relative to the constituents. The Board considered this pay comparator group to be appropriate for 2020 compensation purposes.

Surge Energy Inc.	Tethys Oil AB	Petro Tal Corp.
Storm Resources Inc.	SDX Energy Inc.	TransAtlantic Petroleum Ltd.
Cardinal Energy Inc.	Orca Energy Group Inc.	VAALCO Energy Inc.

2020 Pay Peer Group Performance Screening Methodology*

* Includes companies that have subsequently been acquired.

Executive Compensation Design and Mix

There are three major elements incorporated in TransGlobe’s executive compensation program: (i) base salary; (ii) STIP; and (iii) LTIP. The value of perquisites received by the executive group are in aggregate greater than C$50,000. The majority of the prerequisites relate to a living allowance implemented upon relocation to London, UK in 2018 and are set out in the summary compensation table on page 46.  TransGlobe does not offer a savings plan or pension plan.

A significant portion of TransGlobe’s NEOs’ compensation is variable and linked to performance against its operational, financial, and strategic objectives under the STIP; and relative and absolute TSR and Common Share price performance under the LTIP. The following charts illustrate Chief Executive Officer 2020 target TDC mix, as well as that of the other NEOs (on average).

Components of Compensation

As outlined below, NEOs have the opportunity to receive compensation that is both guaranteed (“not at risk”) and variable (“at risk”).

Component	Risk	Objectives	Time Frame	Description
Base Salary	Fixed (not at risk)	Provides market competitive level of fixed compensation	Set annually	Only fixed component of TDC
Typically set in reference to median of pay comparator group
Individual NEO salary reflects level of responsibility, skills and experience
STIP	Variable (at risk)	Acknowledges progress on strategic priorities and rewards for achievement of annual performance goals	One year	Cash-based performance incentive

Payout based on combination of Board-approved financial, operational metrics and strategic objectives as well as individual performance. Also subject to Board discretion, which was used to reduce payout in 2020

PSU Plan	Variable (at risk)	Rewards for performance and the creation of shareholder value	Three years	Annual grants

Three-year cliff vesting (effective 2017, PSUs granted vest at 0% - 200%) (pre 2017, PSUs granted vest at 50% - 150%). Performance measured against relative TSR performance vs Board-approved PSU performance peer group; positive absolute TSR

Option Plan	Variable (at risk)	Rewards for contribution to long-term stock appreciation	Five years	Annual grants
Three year vesting with five year term
Savings Plan	TransGlobe does not provide a savings plan
Pension Plan	TransGlobe does not provide a pension plan
Perquisites	Minimal excluding living allowance
Living Allowance

Beginning in 2018 Mr. Neely and Mr. Ok began receiving an expatriate living allowance to supplement costs associated with relocating to London, UK.  A similar living allowance is provided to Mr. Probert to align his compensation with the other NEOs.

Benefits	Market competitive to other small and mid-cap issuers

Base Salary

NEO base salaries were reviewed in 2020 with reference to the median of the pay comparator group and aimed to provide a fixed level of competitive pay. Each individual’s salary is set taking into account experience, level of responsibility, and skills.  The following table outlines 2020 NEO base salaries:

Position	Executive	2019 Base Salary(1)	2020 Base Salary(1) (3)	Change from 2019(2)
President and Chief Executive Officer	Randy Neely	$275,077	$272,083	(1)%
Vice President, Finance, Chief Financial Officer and Corporate Secretary	Eddie Ok	$188,409	$186,359	(1)%
Vice President and Chief Operating Officer	Geoff Probert	$227,225	$228,499	1%

Notes:

(1)  Salaries for Messrs. Neely, and Ok have been determined in Canadian dollars and paid in U.S. dollars. These amounts have been translated into U.S. dollars using an average exchange rate for the 2019 and 2020 reporting years of 1.3269 and 1.3415 per U.S. dollar, respectively. Mr. Probert’s salary has been determined and paid in British pound sterling and is translated into U.S. dollars using an average exchange rate for the 2019 and 2020 reporting year of 0.7834 and 0.7790 per U.S dollar, respectively.

(2)  There were no changes to Messrs. Neely, Ok and Probert’s base salaries from 2019.  Messrs. Neely and Ok have base salaries denominated in Canadian dollars and Mr. Probert’s base salary is denominated in British pounds sterling.

(3) Messrs. Neely, Ok and Probert agreed to a temporary salary reduction of 10% effective April 1, 2020.

Short-Term Incentive Plan

NEOs are eligible to participate in the STIP, which provides a cash-based reward for the achievement of annual financial, operational and progress towards strategic objectives as well as individual performance.

•	Short-Term Incentive Plan Design

For NEOs, the STIP is linked to a combination of financial, operational, and strategic objectives at the corporate and individual levels and is structured as follows:

Base Salary $	X	STIP Target % Salary	X	Performance Score (1) (0 - 200%)	=	STIP Payout $

Note:

(1)  Performance score is based on the assessment of both corporate and individual performance for the financial year. The corporate and individual performance weighting for each of the NEOs is as follows:

NEO	Corporate Weight	Individual Weight
President and Chief Executive Officer	90%	10%
Vice President, Finance, Chief Financial Officer and Corporate Secretary	80%	20%
Vice President and Chief Operating Officer	80%	20%
•	Short-Term Incentive Target Award Levels

Under the STIP, each NEO has a target award (expressed as a percentage of base salary) with a minimum payout of 0% for performance at or below the threshold level, and maximum payout of 200% of target for performance at or above maximum.

Position	NEO	Min	Target	Max
President and Chief Executive Officer	Randy Neely	0%	70%	140%
Vice President, Finance, Chief Financial Officer and Corporate Secretary	Eddie Ok	0%	60%	120%
Vice President and Chief Operating Officer	Geoff Probert	0%	60%	120%

•	Short-Term Incentive Performance Measurement

Each year, management and the Board develop corporate objectives to create clarity and focus for the executive team and the organization on performance outcomes.  In light of the rapidly changing market environment beginning in early 2020, the CHR&G determined that setting a rigid STIP scorecard could lead to potential outcomes contrary to corporate long-term value creation.  As a result, a STIP construct was not established in advance for 2020, and the committee made the conscious decision that STIP would be judged entirely on the outcomes achieved in an evolving set of circumstances and the scorecard would also evolve over the course of the year.  Management would be guided by the fundamental objectives to maximize both the long-term viability of the Company and shareholder value.

The CHR&G Committee constructed the following table to illustrate its approach to measuring the Corporate performance score in 2020.

Operational Objectives (20% weighting)	Financial Objectives (30% weighting)	Strategic and Human Resources Objectives (50% Weighting)
Health, Environment, Safety, and Social Responsibility	G&A cost management	Consolidation, amendment and extension of Eastern Desert PSCs
Production	Credit Facility maintenance / management	Completion of a merger or acquisition
Operating Costs	Cash Preservation	Progress on ESG initiatives
	Risk Management (Hedging & Insurance)	Human resources initiatives

2020 Short-Term Incentive Plan Performance Goals and Achievement

In 2020, TransGlobe STIP results were as follows:

Measure	Goal	Commentary	Weight
Operational Targets - 20%
Production	Revised guidance of 13.3 to 13.8 mboepd	Company achieved ~mid-point of guidance of 13.5 mboepd	20%
Operating Costs	Reduce operating costs	Achieved key targets in Canada and made good progress in Egypt
Health & Safety	Continue to improve HSE performance in Egypt and maintain Canadian record	Despite challenges operating in a pandemic environment the Company met its objectives for the year

Financial Targets - 30%
G&A Costs	Reduce G&A	Through direct actions the Company achieved an annualized reduction in G&A costs of ~35%	30%
Credit Facility Maintenance	Maintain existing facilities	Mercuria Facility (as defined herein) extended six months to 30/09/21 with same terms and ATB facility renewed with minimal cost adjustments
Cash Preservation	Maintain cash balances	Company ended year with positive working capital, negative net debt and >$34 million in unrestricted cash
Risk Management	Utilize hedging to aid survival and extend insurance programs	Hedging in 2020 added significant positive cash flow and insurance programs were renewed with minimal cost increases

Strategic and Human Resources Targets - 50%
Complete Consolidation, amendment and extension of Eastern Desert PSCs	Complete consolidation of Eastern Desert PSCs	EGPC Board approval of Eastern Desert consolidation announced in December 2020. Ratification expected in Q2 2021	45%
Merger or Acquisition Completion	Enhance asset portfolio through acquisition	Several opportunities reviewed but concession consolidation project in Egypt resulted in inability to transact at appropriate value
ESG Progress	Make progress on ESG baseline and reporting	Sustainability Accounting Standards Board (“SASB”) compliance roadmap completed and reporting being prepared
Human Resources
Human Resources	Do more with less	Despite challenges as a result of personnel and salary cuts, work from home requirements, as well as travel restrictions the Company met all regulatory deadlines and operating requirements	5%

FINAL SCORE 75%

•	2020 STIP - Operational Performance

The Company took decisive steps following the oil price crash in March 2020 and cut all non-essential capital spending.  As a result, any investment in growth in production or reserves was forgone in an effort to preserve the Company’s financial capacity.  Operational targets were refocused on maintenance and cost reductions, as well as a continued focus on safety in light of the challenges resulting from the pandemic fallout.

Production achieved in 2020 ended in middle of the revised range that was updated shortly after capital cuts were implemented in the first quarter 2020.

The Company focused its efforts on reducing operating expenditures in both Egypt and Canada.  Due to the structural nature of the operating costs in Egypt, immediate changes were not anticipated, however, small reductions were achieved across multiple cost centers.  The Company's Canadian operations, which operated efficiently prior to 2020 due to the challenges and competition in the Canadian industry, still managed to reduce operating costs significantly over the course of 2020.  In addition, the Canadian team was able to optimize sales revenue through innovative operating practices adopted during the extreme pricing volatility in the second quarter of 2020.

Health, Safety and the Environment are a major priority for both management and the Board.  This priority was not sacrificed during these challenging times and the Company is pleased with the progress made in all areas of its business, recognizing that constant vigilance is required to address and monitor HSES priorities.

•	2020 STIP - Financial Performance

In assessing the financial performance of the Company in 2020, the committee determined that cost reduction, cash preservation, credit capacity and risk management were critical areas for assessment.   Successful interventions in these areas would ensure the survival of the Company.

Management, with the support of the Board of Directors, took swift action to both reduce Company headcount and salaries when the crisis took hold late in the first quarter of 2020.  This focus on cost reduction permeated everything the Company did throughout the year resulting in an annualized reduction of G&A of ~35%.

Cash preservation was also a high priority.  To achieve this, sales volumes in Egypt needed to be maintained, which was challenging when capital expenditures were not prioritized in the year.  The Company ended the year with $34.1 million in unrestricted cash on hand, positive working capital and negative net debt.

Maintaining the Company's credit facilities was made a priority, in order to mitigate any liquidity issues in an early repayment of debts outstanding.  The Company was able to extend its pre-pay facility with Mercuria Energy Trading SA (the "Mercuria Facility") by 6 months at the existing terms and renewed its credit facility with ATB Financial with an unused decrease in facility size at modestly increased costs.

Management reacted swiftly to the decreasing prices and rising volatility in the oil markets.  As a result, within the authority limits provided to Management, risk mitigating hedges were acquired that ultimately led to a net cash inflow of ~$6.5 million in 2020.  In addition, as a result of the increasing risks and decreasing investor interest in the oil and gas industry, maintaining insurance programs have become a significant challenge for industry participants.  The Company renewed its insurance programs in the year with only modest increases to costs and decreases to coverage.

•	2020 STIP - Strategic Initiatives

The Company’s long-standing project to revitalize its business in the Egyptian Eastern Desert, through the renegotiation of the three pre-existing PSCs, was a primary and acutely important project in 2020.  This project will allow the existing reserves and future potential reserves to be extracted on a much more economic basis.  In achieving this objective, currently awaiting ratification, Management has greatly enhanced the Company’s long-term viability in Egypt.

The Company had a secondary objective of completing an acquisition or a merger that would be complimentary to its Egyptian business and enhance its overall asset portfolio and add scale.  However, due to the prolonged negotiation to complete the renegotiation of the three pre-existing PSCs, Management was not able to complete an accretive acquisition or merger in the year.

With respect to ESG, Management made meaningful progress in defining a roadmap to SASB disclosure compliance through the establishment of processes and gathering of information in order to achieve that goal in the future.

•	2020 STIP - Human Resources

As a result of the uncertainty of future oil prices and the challenge to the continuing viability of the Company caused by the speed and depth of the spread of the COVID-19 pandemic and the enormous fallout, the Company took immediate and significant steps to preserve value and protect the Company’s cash reserves.  What resulted was a vastly stripped back workforce working under strained conditions, both professional and personal.  Despite those challenges, the Company met all of its regulatory and operational reporting requirements.  The Company is very proud of its employees and their achievements in the face of this crisis and wishes its former employees every success in the future.

•	2020 STIP Payouts

Based on the financial, operational and strategic performance results described above and their individual performance, the NEOs were awarded the following STIP payouts in respect of 2020:

Position	Executive	Actual STIP Payout $(1)	% of Target
President and Chief Executive Officer	Randy Neely	153,931	76%
Vice President, Finance, Chief Financial Officer and Corporate Secretary	Eddie Ok	132,643	90%
Vice President and Chief Operating Officer	Geoff Probert	106,568	90%

Note:

(1)

STIP for Messrs. Neely and Ok is calculated in Canadian dollars and paid in U.S. dollars using the exchange rate on March 5, 2021 of 1.2668 per U.S. dollar. Mr. Probert’s STIP is calculated and paid in British pound sterling, the above has been translated using the exchange rate on March 5, 2021 of 0.7237 per U.S. dollar.

2020 Long-Term Incentive Plan

In addition to the STIP, NEOs received an annual LTIP award. Based on the business impact caused by the COVID-19 pandemic and subsequent drop in the Company’s Common Share price, 2020 LTIP awards targets were reduced by 35% overall for all NEOs. The Company’s LTIP mix for 2020 was also adjusted from 2019 (40% Options, 60% PSUs) and was comprised of 25% Options and 75% PSUs. Individual aggregate NEO grant award values were approximately 65% of target.

•	Performance Share Unit Plan

On May 20, 2014, the Board adopted a PSU Plan in order to enhance the link between compensation and long-term Shareholder value creation.  The PSU Plan allows design of measurement and criteria at the discretion of the Board. In 2020, PSU performance measurement included two metrics: relative TSR and absolute TSR. The PSU performance peer group was amended to be comprised of international companies more closely aligned with the Company.

The relative TSR performance measurement for PSU grants measures the appreciation of the Common Shares as well as dividends paid over a three year performance period and a potential vesting range of 0% - 200% of PSUs granted based on positioning within the approved performance peer group, as shown in the table below. The second metric, absolute TSR, prescribes a threshold requiring a positive TSR, over the performance period, to be achieved which if not achieved, limits the maximum payout to 75% of the grant for PSUs granted in 2020.

The 2020 PSU grant has a performance period from May 22, 2020 to May 22, 2023 (the "PSU Vesting Date").

The PSU Plan is administered by the CHR&G Committee.  All employees of the Company and its related entities are eligible to participate in the PSU Plan ("PSU Participants"). The number of PSUs to be credited to a PSU Participant's account at grant is determined by dividing: (a) the dollar amount of the portion of the PSU Participant's compensation to be as PSUs by (b) the five day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the award date.

Relative TSR Rank vs. 2020 PSU Peer Group	Performance Payout Multiplier(1)(2)
At or below 25th Percentile	0%
TSR of greater than 25th percentile or less than 75th percentile will result in a vesting percentage calculated	Calculated based on percentile % > 25th percentile * 4%
At or above the 75th Percentile	200%

Notes:

(1)	The performance payout multiplier is interpolated between quartiles on a linear basis.
(2)	The performance payout multiple will be capped at 75% if the absolute TSR is below 0.

The 2020 PSU peer group was determined by the CHR&G Committee and approved by the Board of Directors prior to the grant. The 2020 PSU peer group consists of the following companies:

Gran Tierra Energy Inc.	Wentworth Resources plc	Forza Petroleum Ltd.	Lekoil Limited
Gulf Keystone Petroleum Limited	Seplat Petroleum Development	Victoria Oil & Gas plc	Orca Energy Group Inc.
Pharos Energy plc	Africa Oil Corp.	Genel Energy plc
ShaMaran Petroleum Corp.	Tethys Oil AB (publ)	Valeura Energy Inc.
Aminex PLC	VAALCO Energy Inc.	SDX Energy plc

•	2020 PSU Grants

Following are the PSU Grants made to NEOs in 2020:

		2020 PSU Grant
Position	Executive	% Base Salary	Number of Units Awarded	Grant-Date Fair Value(1) ($)
President and Chief Executive Officer	Randy Neely	80%	402,188	209,488
Vice President, Finance, Chief Financial Officer and Corporate Secretary	Eddie Ok	59%	200,342	104,352
Vice President and Chief Operating Officer	Geoff Probert	59%	240,411	125,223

Note:

(1) The fair value of the grant of PSUs was determined based on the five day weighted average prior to grant date. This approach to valuing the PSUs granted is consistent with the manner in which PSU grants are valued for the Company's financial statements which is in compliance with IFRS. Grant date fair value of PSUs are calculated in Canadian dollars. These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.4015 per U.S. dollar on May 22, 2020 (grant date).

For further information regarding the PSU Plan, see Schedule B.

•	2020 Stock Option Plan

The Company's Option Plan permits the granting of Options to Executive Officers, employees, consultants and other service providers ("Optionees") of the Company and its subsidiaries. The Option Plan is intended to afford persons who provide services to TransGlobe an opportunity to obtain an interest in TransGlobe by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with TransGlobe. The Option Plan is administered by the Board of Directors.

As at March 18, 2021 the Company had 4,589,042 Options outstanding and 2,665,165 Options available for issuance under the Option Plan.

In 2020, annual grants of Options were targeted to comprise 25% of the NEOs' LTIP. All Options granted and outstanding have a five year term and vest one third (1/3) each on the first, second, and third anniversaries following the date of grant, respectively.

The following Option grants were made to NEOs in 2020:

		2020 Stock Options Awards
Position	Executive	% Base Salary	Number of Options Awarded	Grant-Date Fair Value (1) ($)
President and Chief Executive Officer	Randy Neely	27%	315,696	69,829
Vice President, Finance, Chief Financial Officer and Corporate Secretary	Eddie Ok	20%	157,258	34,784
Vice President and Chief Operating Officer	Geoff Probert	20%	188,710	41,741

Note:

(1) For the purposes of determining the fair value of Options disclosed above, the lattice-based trinomial pricing model was used. The weighted average fair value of Options granted during 2020 was C$0.31 based on the following assumptions: (i) risk-free interest rate of 0.29%; (ii) five year term; (iii) volatility of 63.35%; and (iv) no dividend yield. This approach to valuing the Options granted is consistent with the manner in which Option grants are valued for the Company's financial statements which is in compliance with IFRS. These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.4015 per U.S. dollar on May 22 2020 (grant date).

Annual Burn Rate under Equity Compensation Plans

The following sets forth information in respect of the number of Options granted under the Option Plan in the applicable year relative to the weighted average number of Common Shares outstanding in such year.

Plan Category	Year	Number of Options granted during the applicable year	Weighted-average number of Common Shares outstanding for the applicable fiscal year	Burn Rate
	2020	819,107	72,542,071	1.1%
Option Plan	2019	976,027	72,542,071	1.3%
	2018	1,070,829	72,205,369	1.5%

For further information regarding the Option Plan see Schedule D.

Executive Share Ownership Guidelines

On March 3, 2015, the Board of Directors adopted a mandatory Share Ownership Policy for Executive Officers (the “Executive Officer Share Ownership Policy”). The Executive Officer Share Ownership Policy requires Executive Officers to acquire and hold a multiple of their annual salary in Common Shares and 100% of unvested RSUs granted. Executive Officers have a period of five years from the date of the Executive Officer Share Ownership Policy’s implementation or their appointment as an Executive Officer, whichever is later, to achieve the value required. If the Executive Officer is promoted into a more senior role, the Executive Officer will have three years to acquire any incremental value required to meet the Executive Officer Share Ownership Policy. The value for determining compliance with the Executive Officer Share Ownership Policy is based on the greater of the current market price and the original purchase price of Common Shares.

Name	Common Shares (#)	Total Value of Common Shares Owned (2)(4) ($)	Total Value of Shareholdings Required (4) ($)	Meets Share Ownership Requirements
Randy Neely (5)	250,000	487,444	878,953	In Progress
Eddie Ok(5)	95,615	123,318	401,349	In Progress
Geoff Probert (5)	77,600	75,370	481,618	In Progress

Notes:

(1)  As per the Executive Officer Share Ownership Policy, Common Shares and 100% of unvested RSUs held are included in the total shareholdings.

(2)  Total value has been determined in accordance with the Executive Officer Share Ownership Policy by multiplying the number of Common Shares by the greater of current market value and the individuals' ACB.

(3)  As per the Executive Officer Share Ownership Policy, total value of shareholdings required for the President and Chief Executive Officer is 3X annual base salary; and the Vice President and Chief Operating Officer, and the Vice President, Finance, Chief Financial Officer and Corporate Secretary is 2X annual base salary.

(4) These values has been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.2458 per U.S. dollar on March 18, 2021.

(5)  Mr. Neely has until 2022 to accumulate the required shareholding value and Mr. Ok has until 2023 to meet the Common Share ownership requirements. Mr. Probert commenced his employment as Vice President and Chief Operating Officer on March 18, 2019 and has until 2024 to meet the Common Share ownership requirements.

Clawback

TransGlobe is subject to U.S. securities laws by virtue of having its Common Shares registered under the 1934 Act. TransGlobe is a foreign private issuer and is thus subject to the SOX and specifically section 304 of SOX. Section 304 of SOX states if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer, as a result of misconduct, with any financial reporting requirement under the securities laws, the President and Chief Executive Officer and Vice President, Finance, Chief Financial Officer and Corporate Secretary of the issuer shall reimburse the issuer for any bonus or other incentive-based or equity-based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the financial document embodying such financial reporting requirement; and any profits realized from the sale of securities of the issuer during that 12-month period.

Incentive Plan Awards

•	Outstanding Share-Based and Option-Based Awards

The following table sets forth information with respect to the NEOs regarding option-based awards and share-based awards held as at December 31, 2020.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(1)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units that have not vested (#)(4)	Market or payout value of share-based awards that have not vested ($)(5)	Market or payout value of vested share- based awards not paid out or distributed ($)
Randy Neely
	297,792	2.19	17-Mar-2021	-	668,877	-	-
	188,600	2.16	18-May-2022	-		-	-
	231,522	2.62	17-May-2023	-		-	-
	270,674	2.83	19-Mar-2024	-		-	-
	315,696	0.79	21-May-2025	-		-	-
Eddie Ok
	130,435	2.62	17-May-2023	-	341,833	-	-
	134,831	2.83	19-Mar-2024	-		-	-
	157,258	0.79	21-May-2025	-		-	-

Geoff Probert	161,798	2.83	19-Mar-2024	-	320,630	-	-
	188,710	0.79	21-May-2025	-		-	-

Notes:

(1) Option exercise prices are reported in Canadian dollars, being the currency in which the options are granted.

(2) Calculated based on the difference between the market price of the Common Shares at December 31, 2019 and the exercise price of the Options.

(3) The number of securities shown equates to 100% of the 2018, 2019 and 2020 PSU grants plus accrued PSUs attributable to dividends paid.

(4) In 2017, the at risk portion of the PSUs was increased to 100% resulting in there being no value attributable to the 2018, 2019 and 2020 PSU grant. The actual amount which will be paid out will differ from the amount shown. The amount paid out will depend on the number and value of PSUs which vest and the fair value of the Common Shares at the time of vesting. PSUs, DSUs and RSUs are settled in cash.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each NEO, the value of option-based awards and the value of share-based awards which vested during the year ended December 31, 2020 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year(3)($)
Randy Neely	-	73,944	153,931
Eddie Ok	-	12,528	106,568
Geoff Probert	-	-	132,643

Notes:

(1)

Represents the aggregate dollar value of the Common Shares that would have been realized if the Options had been exercised on the vesting date and calculated based on the difference between the market price of the Common Shares underlying the Options on the vesting date and the exercise price of the Options translated into U.S. dollars using the exchange rate on May 19, 2020 (the vesting date) of 1.3893 per U.S. dollar.

(2)

Represents the aggregate dollar value of the PSUs and RSUs that vested. PSUs and RSUs for Messrs. Neely and Ok are granted in Canadian dollars and paid in U.S. dollars. These values have been translated to U.S. dollars from Canadian dollars using the exchange rate on May 19, 2020 (the vesting date) of 1.3893 per U.S. dollar.

(3)

Reflects the annual STIP compensation earned by the NEO in respect of the last completed financial year. STIP for Messrs. Neely and Ok is calculated in Canadian dollars and paid in U.S. dollars using the exchange rate on March 5, 2021 of 1.2668 per U.S. dollar. Mr. Probert’s STIP is calculated and paid in British pound sterling, the above has been translated using the exchange rate on March 5, 2021 of 0.7237 per U.S. dollar.

President and Chief Executive Officer Compensation & Review

Mr. Neely was appointed Chief Executive Officer on January 1, 2019 and is entitled to a base salary, a target STIP opportunity of 70% of base salary, and a target LTIP opportunity of 165% of base salary. For 2020, base pay was held flat, other than the voluntary 10% temporary reduction in pay agreed to in early 2020, his STIP bonus was based on a corporate score of 0.75 and individual score of 0.90 and his LTIP award was at 65% of target.  Mr. Neely served as President in 2018 and had targets applicable to that position.

President and Chief Executive Officer Performance Overview

Mr. Neely's 2020 individual performance was assessed by the CHR&G Committee and reviewed with and approved by all Non-Executive Directors of the Board. His individual leadership contributions to the achievement of the Company's 2020 STIP annual objectives were considered, as well as his efforts with respect to progressing longer term strategic execution, stakeholder engagement, succession planning and organizational effectiveness. On the basis of the performance review, Mr. Neely's 2020 individual performance score was assessed as underachieving expectations. Mr. Neely's 2020 STIP award reflected this level of achievement.

Summary of President and Chief Executive Officer Compensation

Compensation Component	Design (at Target)	2020 Actual ($)
Base Salary(1)	Target median relative to 2020 comparator group	$251,677
STIP(2)	70% of base salary	$153,931 (76% of base salary)
LTIP(3)	165% of base salary (75% PSUs, 25% Options)	$279,317 (grant date fair value) (107% of base salary)
Total Direct Compensation(4)	$911,480	$684,925
Benefits and Perquisites(1)	Moderate	$189,885
Pension Plan	TransGlobe does not offer a pension plan	n/a

Notes:

(1)

Salary for Mr. Neely is determined in Canadian dollars and paid in U.S. dollars. This amount has been translated into U.S. dollars using an average exchange rate for the 2020 reporting year of 1.3415 per U.S. dollar.

(2)	STIP for Mr. Neely is calculated in Canadian dollars and paid in U.S. dollars using the exchange rate on March 5, 2020 of 1.2668 per U.S. dollar.
(3)

PSUs are calculated and paid in Canadian dollars. This value has been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.4015 per U.S. dollar on May 22, 2020 (grant date).

(4)	Calculated as the total of the individually translated components of compensation disclosed above.

President and Chief Executive Officer compensation will differ from realized compensation due to the inclusion of estimates of value for non-cash based items such as Options, PSUs and RSUs.

Performance Graph

The following graph illustrates TransGlobe's five year cumulative shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of C$100 on December 31, 2016, compared with the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Producers Index assuming the reinvestment of dividends where applicable.

	Year ended
	2016	2017	2018	2019	2020
TransGlobe Energy Corporation	100	84	112	80	53
S&P/TSX Composite Index	100	106	94	112	114
S&P/TSX Capped Energy Index	100	87	63	66	41

The comparison of TransGlobe's Common Share price performance from 2016 to 2020 with the broad indices is not indicative of the Company's overall performance and does not accurately reflect the challenges that have faced the Company and management during the past five years. The challenges the Company faced included the continued economic and political uncertainty in Egypt and elsewhere in the Middle-East, the steep and sustained fall in oil prices beginning in mid-2014 and lasting until 2018 and the North American investor abandonment of international small cap energy companies. In the midst of these challenges, TransGlobe decreased the credit risk associated with its crude oil sales, disposed of its interests in Yemen, diversified its base business into Canada, refinanced its convertible debenture without incurring any equity dilution, listed the Company's Common Shares for trading on the AIM exchange, recently achieved successful development in South Harmattan and the recent 2020 EGPC approval of the amendment, consolidation and extension of its Egyptian Eastern Desert concessions, currently awaiting Parliamentary ratification. Unfortunately, during this same period, the Company had some exploration disappointments on both acquired lands and new exploration concessions in Egypt resulting in significant financial impairments of those assets over the same period. These disappointments, combined with the growing market disinterest in oil and gas exasperated by the 2020 economic fallout caused by the COVID-19 pandemic, have overshadowed all successes the Company achieved over the past five years.  The operational and management successes required significant efforts on the part of both management and staff and the CHR&G Committee has attempted to adequately recognize those efforts while balancing the fiscal limitations confronting the Company and the experience of its Shareholders.

Summary Compensation Table

The following table sets forth, for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018, the compensation paid by the Company to the NEOs for services rendered in all capacities.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)(1)	Share-based awards ($)(2)(3)(6)	Option- based awards ($)(2)	Annual Incentive Plans(4) ($)	Long-term incentive plans	All other compensation(5)	Total compensation ($)
Randy Neely(7) President and Chief Executive Officer	2020	251,677	209,488	69,829	153,931	n/a	189,885	874,810
	2019	275,077	271,344	180,896	180,563	n/a	185,379	1,093,258
Vice President Finance and Chief Financial Officer	2018	273,983	248,059	165,373	184,054	n/a	46,603	918,071
Eddie Ok(8) Vice-President, Finance, Chief Financial Officer and Corporate Secretary	2020	172,382	104,352	34,784	106,568	n/a	163,576	581,662
	2019	188,409	135,166	90,110	106,467	n/a	160,287	680,439
	2018	192,946	139,752	93,168	107,303	n/a	n/a	533,168
Geoff Probert(9) Vice-President and Chief Operating Officer	2020	211,361	125,223	41,741	132,643	n/a	154,375	665,343
	2019	227,225	162,198	108,132	102,970	n/a	118,891	719,416

Notes:

(1)

Salaries for Messrs. Neely, and Ok are based in Canadian dollars and paid in U.S. dollars and are translated into U.S. dollars using the average exchange rate for the 2019, 2019 and 2020 reporting years of 1.2957, 1.3269 and 1.3415 per U.S. dollar, respectively. Mr. Probert’s salary is based and paid in British pound sterling and has been translated into U.S. dollars using the average exchange rate for the 2019 and 2020 reporting year of 0.7834 and 0.7790 per U.S. dollar, respectively.

(2)	The following assumptions were used in determining the fair value of option-based awards and share-based awards:

	Granted in 2020	Granted in 2019	Granted in 2018
	Options	Options	Options
Weighted average fair value of options granted (C$)	$0.31	$0.88	$0.92
Risk-free interest rate	0.29%	1.54%	0.74%
Life expectancy in years	5	5	5
Expected volatility	65.35%	54.74%	53.35%
Dividend yield rate(7)	0%	3%	0%
Early exercise factors year 1 - 5	25%	25%	25%

See "2020 PSU Grant", and "2020 Stock Option Grant" for details relating to the determination of fair value PSUs and Options granted. These values have been awarded in Canadian dollars and paid in U.S. dollars and are translated into U.S. dollars using the exchange rate in effect on the respective grant dates (May 18, 2018 - 1.2880; March 20, 2019 - 1.3317; May 22, 2020 – 1.4015).

The fair value of the grant of PSUs was determined based on the five day weighted average prior to grant date. This approach to valuing the PSUs granted is consistent with the manner in which PSU grants are valued for the Company's financial statements which is in compliance with IFRS.

(3)

Reflects the aggregate grant date fair value of PSUs awarded to the NEO under the Company's LTIP, which includes the annual grant along with awards granted in respect of dividend payments. The fair value of dividend reinvestments are calculated using the same input variables as described in footnote (2), adjusted to reflect the appropriate values at the date of grant of the dividend reinvestments. These values have been awarded in Canadian dollars and paid in U.S. dollars and are translated into U.S. dollars using the exchange rate in effect on the respective grant dates (May 18, 2018 - 1.2880; March 20, 2019 - 1.3317; May 22, 2020 – 1.4015).

The following table summarizes the fair value of the annual PSU grants and reinvested dividends for each NEO:

	2020	2019	2018(6)
	Annual PSU Grant ($)	Annual PSU Grant ($)	Annual PSU Grant ($)
Randy Neely (7)	209,488	280,414	248,059
Eddie Ok (8)	104,352	139,683	139,752
Geoff Probert (9)	125,223	167,620	-

The actual amount of PSUs and RSUs to be received at maturity from reinvested dividends will be determined in the same manner as original awards, described herein on page 40.

(4)

Reflects the cash amounts awarded to the NEO under the Company's STIP. Amounts are presented in the year in which they became payable. STIP for Messrs. Neely and Ok are determined in Canadian dollars and paid out in U.S. dollars. The values above have been translated to U.S. dollars using the exchange rates on March 7, 2019 - 1.3420; March 13, 2020 - 1.3901; March 5, 2021 - 1.2668. STIP for Mr. Probert is calculated and paid in British pound sterling, the above as been translated using the exchange rates on March 13, 2020 - 0.8061; March 5, 2021 - 0.7237.

(5)

The value of perquisites received is principally related to a living allowance provided to each NEO to compensate for increased living expenses associated with being located in London, UK. There were no pension contributions made to any of the NEOs in 2018, 2019 or 2020.

(6)	No dividends were paid in 2020.
(7)	Randy Neely was promoted to the position of President of the Company on January 11, 2018 and Chief Executive Officer on January 1, 2019.
(8)	Eddie Ok was promoted to Vice President, Finance and Chief Financial Officer on January 11, 2018 and Corporate Secretary on June 19, 2020.
(9)	Geoff Probert was appointed Vice President and Chief Operating Officer on March 18, 2019.

Options Exercised During the Year Ended December 31, 2020

As at December 31, 2020 there were 4,589,042 Options outstanding under the Company's Option Plan representing approximately 6% of the outstanding Common Shares. No options were in the money.  There were 819,107 Options granted in 2020 or approximately 1.1% of the outstanding Common Shares at December 31, 2020.  In 2019 there were 976,027 Options granted or approximately 1.3% of the outstanding Common Shares at December 31, 2019.

There were no options exercised in 2020.

Employment Agreements

The Company entered into Executive Employment Agreements (each an "Employment Agreement" and together the "Employment Agreements") with all of the NEOs effective the dates noted below:

•	Randy Neely - January 1, 2019
•	Eddie Ok - January 11, 2018
•	Geoff Probert - March 18, 2019

These Employment Agreements cover the various aspects of their duties and cover subjects such as compensation components, termination of employment, non-solicitation, and confidentiality.

Termination Compensation

Each of the Employment Agreements may be terminated by the Executive Officer on two months' written notice.

If a NEO is terminated without cause the Company will pay them an amount equal to 24 months of their then current salary, an amount equal to 10% of the above amount in lieu of benefits, a pro-rata payout of outstanding PSUs at the deemed performance multiplier, and all unvested Options granted to the NEO that will vest in the two years after termination will immediately vest and will be exercisable for 30 days.

On January 11, 2018, Messrs. Neely and Ok signed Employment Agreements and on March 11, 2019, Geoff Probert signed an Employment Agreement that each contain a double trigger provision for change of control and good reason provisions. If a NEO should die during the term of the Employment Agreement, the Company is required to pay his estate an amount equal to six months of his then current salary. The Employment Agreements also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

If a NEO is terminated for just cause, the Company will only pay the NEO the pro-rata amount for services up to and including the termination date at the NEO's then current salary, plus any accrued and unused vacation pay and reimbursable expenses.

The Employment Agreements each contain an evergreen confidentiality provision, a one year non-competition provision and a six month non-solicitation provision.

Termination of employment provisions are in place for each NEO under their respective Employment Agreements.

		Termination
Name	Current Salary (per month)	Not for Cause assuming at December 31, 2020(5)	Change of Control assuming at December 31, 2020(1)(2)(5)
Randy Neely(3)	$23,890	$790,573	$1,140,872
Eddie Ok(3)	$16,363	$483,337	$705,612
Geoff Probert(4)	$20,246	$548,511	$792,828

Notes:

(1)

In addition, in accordance with the Company's Option agreements, in the event of a change of control (as defined in the Option agreement), all of the NEOs held Options may be exercised on or before the earlier of the expiration time of the Options and 4:00 p.m. (Calgary time) on that date which is 60 days after the date of notice to the Optionee of such change of control.

(2)    In the event of a change of control, the Board will undertake to negotiate a rollover of PSUs to like instruments of the acquirer. If that is not achievable the PSUs will vest in accordance with performance requirements (as applicable to PSUs) and be payable within 55 days of the change of control.

(3)    These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.2732 per U.S. dollar on December 31, 2020.

(4)    This value has been translated into U.S. dollars from British pound sterling using the closing exchange rate of 0.7327 per U.S. dollar on December 31, 2020.

(5)   Termination payments include in aggregate $235,591 of amounts associated with any accrued and unused vacation pay.

Compensation Risk Management

The CHR&G Committee, with assistance from the Board monitors the risks associated with the Company’s compensation programs. The CHR&G Committee concluded that the Company’s compensation programs do not create an environment where Executive Officers or employees would be encouraged to take excessive risk that could have a material adverse impact on the Company.

The Board believes that, among other facts, the following elements of the compensation programs help to discourage inappropriate risk-taking. In addition to the following list, the CHR&G Committee conducts scenario testing and stress testing of compensation program elements to ensure proper alignment of incentive programs while continuing to allow for the use of informed judgment.

Risk Management Tool	Description
Independent Advisor	The Committee utilizes Independent Advisors to provide guidance on current and best practices in compensation matters.
Balanced Compensation Mix	The compensation of the NEOs is targeted with a mix of both short and long-term compensation with a significant proportion performance linked.
Capping STIP Payout	Cap (as a percent of base salary) the amount NEOs can receive under the STIP.
STIP and LTIP Approach	Use of performance ranges for annual incentive and LTIP to ensure grants are effectively linked to actual performance and not unduly influenced by one-time events.
Anti-Hedging & Anti-Monetization

The Board adopted a policy in 2014, applicable to Company insiders (including NEOs and Directors), that prohibits purchasing any financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer.

Executive Share Ownership Requirements

Require Executives to meet a multiple of salary 3X for the President and Chief Executive Officer and 2X for the Vice President and Chief Operating Officer, and the Vice President, Finance, Chief Financial Officer and Corporate Secretary.

Compensation Approval Process	Require the Board to review and approve executive compensation recommendations.
Succession Planning	The Committee pro-actively works with management to ensure there is adequate planning performed for succession.
Clawback

The President and Chief Executive Officer and the Vice President, Finance, Chief Financial Officer and Corporate Secretary are required to reimburse the Company for any bonus or other incentive-based or equity-based compensation and any profits realized on the sale of securities during 12-month period following an accounting restatement.

The CHR&G Committee continues to monitor and review emerging market programs and practices related to risk management of compensation practices.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table presents information concerning securities authorized for issuance under the Company’s equity compensation plans as at December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)(3)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	4,589,042	C$2.16	2,665,165
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	4,589,042	C$2.16	2,665,165

Notes:

(1)  Represents outstanding Options at December 31, 2020.

(2)  The Company's DSUs, (which are issuable only to Directors and not employees or Executive Officers), RSUs and PSUs can only be settled in cash.

(3) Option exercise prices are reported in Canadian dollars, being the currency in which the options are granted.

2021 Compensation Decisions Made

The CHR&G Committee continues to seek out opportunities to strengthen the Company's alignment with best practices in compensation and good governance and has carefully considered the feedback gathered from its shareholder outreach efforts.  In 2021 the Board determined that apart from the ending of the temporary wage reduction agreed to by the NEOs in 2020, executive salaries would not be increased in 2021.  The Board approved maintaining the LTIP construct comprised of 75% PSUs and 25% Options and a target grant.  The Board approved the use of two PSU performance measurement metrics including relative TSR with a 0 to 2 times payout based on peer group positioning and an absolute TSR metric whereby payout will be capped at a 0.75 multiplier should absolute TSR be negative over the performance period.  The PSU Performance Peer group was maintained with a majority of companies with primarily international operations and adjusted for companies that have subsequently been acquired.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof there is no indebtedness outstanding by Directors, Executive Officers or employees or former Directors, Executive Officers or employees of the Company to the Company or any of its subsidiaries.

SUCCESSION PLANNING

Annually, the CHR&G Committee undertakes a detailed review of the Company's leadership needs, risks, bench strength, diversity, development plans, performance and progress. Management ensures that selective external assessments are undertaken resulting in individual-specific development plans tailored to both short and long-term organizational requirements. "Succession Plan and Leadership Development" is a standing agenda item in each CHR&G Committee meeting with progress reported to the Board.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as contained herein, there were no material interests, direct or indirect, of Directors or Executive Officers of the Company, any Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, any other Informed Person (as defined in NI 51-102), any proposed Director of the Company or any associate or affiliate of such persons, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE MEETING

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL INFORMATION FORM

A copy of the Company's Annual Information Form, filed with the securities commissions or regulatory authorities in each of the Provinces of Canada and the SEC, may be obtained without charge by writing to the Corporate Secretary of the Company at the address listed below, or from SEDAR, the Canadian electronic securities filing system, at www.sedar.com or EDGAR at www.sec.gov or LSE at https://www.londonstockexchange.com/exchange/news/market-news.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the LSE at https://www.londonstockexchange.com/exchange/news/market-news. Financial information respecting the Company is provided in the Company's comparative annual consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Securityholders can access this information on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the LSE at https://www.londonstockexchange.com/exchange/news/market-news or by request to the Corporate Secretary of the Company at the following address:

TransGlobe Energy Corporation

900, 444 5th Avenue S.W.

Calgary, Alberta T2P 2T8

Phone: (403) 264-9888

Facsimile: (403) 770-8855

Schedule A

Charter of Board of Director Governance

Our Charter of Board of Director Governance outlines the specific roles and duties of the Company’s Directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board of Directors to diligently oversee the direction and management of the Company while adhering to the highest ethical standards.  Specific responsibilities are as follows:

Strategic Planning & Budgets

•	Meet in a strategy session to review and adopt the Company’s strategic business plan.
•	Review and adopt the Company’s corporate objectives, financial plans and budgets.
•	Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

•	Review semi-annually the risks highlighted from the review conducted by the Audit Committee that were identified by the Officers’ Risk Committee.
•	Ensure that the risks are appropriate, thoroughly understood and studied and are in line with achieving the corporate objectives.

Communication Review

•	Review annually, the Company’s Corporate Disclosure Policy and ensure that it is being followed.

Executive Personnel

•	Approve the hiring of executive officers.
•	Establish and review annually, job descriptions for executive officers.
•	Monitor and measure executive officers’ performances.
•	Ensure all executive officers have current employment, non-competition and confidentiality agreements.
•	Review major Company organizational and staffing issues.
•	Succession planning for the Chief Executive Officer and other key officers.

Systems Integrity

•	Ensure that the Company maintains appropriate internal controls and management information systems.
•

Ensure that the Company, its executives and employees conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company’s own governing policies.

•	Ensure that the Board of Directors has free and full access to management regarding all matters of compliance and performance.
•

Ensure that Company has adopted a code of conduct for the company’s principal executive officer, senior financial officers and all employees. Review the Company Code of Conduct annually and approve amendments by a simple majority of the Board of Directors.

Material Transactions

•

Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

Whistleblower Mechanism

•

Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Board with concerns about conduct which the employee reasonably believes constitutes fraud or some other violation of law.  The mechanism must include procedures for responding to, and keeping of records of, any such expressions of concern.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors

•	Ensure that the majority of Directors are “independent” as defined by the Company's governing regulatory bodies.

Annual Disclosure of Directors

•	Publicly disclose conclusions as to the independence of the directors as defined by the Company's governing regulatory bodies.

Nominating and Assessing Directors

•	Nominate new board members as required and assess current directors’ performances.
•	Review promptly the continued Board membership of any director whose employment or professional status has materially changed.

Position of Chairman of the Board

•	Ensure the Chairman of the Board is an independent director.

Board Evaluation

•	Review and assess its own performance in fulfilling its duties outlined in this charter and any other duties charged to the Board, including the performance of individual directors.

Examination of Size of Board

•	Annually review the size of the Board and the impact of that size on the effectiveness of the Board.
•	Consider whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

•	Annually review the adequacy and form of all compensation paid to Directors.
•	Consider that compensation should reflect responsibilities and risk.

Composition of Board Committees

•	Consider that Board committees should generally consist of independent directors with the exception of the Disclosure and AIM Compliance Committee and the Officers’ Risk Management Committee.
•	Ensure that the directors on the Audit and Compensation Human Resources and Governance Committees are independent and unrelated directors.
•	Ensure that the majority of directors on the Reserves Health Safety and Social Responsibility Committee are independent and that the Chairperson of that Committee is independent.
•	Review the independence of all directors with respect to various regulatory requirements and ability to serve on any Committee.

Audit Committee

•

Assign general responsibility to the Audit Committee to oversee (1) the integrity of the Company’s financial statements and its financial reporting and disclosure practices, (2) the soundness of the Company’s systems of internal controls regarding finance and accounting compliance, and (3) the appointment, compensation, independence and performance of the Company’s auditors.

•	Ensure that all committee members are independent.
•	Review the Audit Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.
•	Nominate a financial expert (as defined by the SEC) to the Board of Directors and appoint to the Audit Committee.
•	Review and consider a presentation by the Officers’ Risk Committee twice per annum.

Reserves, Health, Safety, Environment and Social Responsibility Committee

•

Assign general responsibility to the Reserves, Health, Safety, Environment and Social Responsibility Committee to oversee (1) the integrity of the oil and gas reserves of the Company, (2) compliance by the Company with legal and regulatory requirements related to reserves, and (3) qualifications, independence and performance of the Company’s independent Reserves evaluators, and performance of the Company’s procedures for providing information to the independent Reserves evaluator.

•

Assign general responsibility to the Health, Safety, Environment, and Social Responsibility Committee to oversee the development and implementation of an effective HSES management system to ensure that the Company’s activities are planned and executed in a safe and responsible manner.

•	Engage or authorize investigations into any matters within the scope of its responsibilities.
•	Review the Reserves, Health, Safety, Environment and Social Responsibility Charter annually and when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Compensation, Human Resources and Governance Committee

•

Assign general responsibility for senior executive compensation to the Compensation, Human Resources and Governance Committee, including a review of compensation and performance in relation to Corporate Objectives.

•	Engage as considered necessary a third party compensation consultant to assist in the review of executive and board compensation.
•	Produce or approve annually a report on executive compensation for inclusion in Company’s annual management information circular.
•	Review the Compensation, Human Resources and Governance Committee Charter annually and, when necessary, suggest changes to its Charter, to be endorsed by the entire Board.
•	Review annually the Company's long term incentive plans and the incentive stock option plan.
•	Approve all grants under the Company's stock-based long-term incentive compensation plans.
•	Assign general responsibility for governance to the Compensation Human Resources and Governance Committee.
•	Identify new individuals qualified to become Board of Directors members.
•	Provide a list of Board of Directors nominees for each annual meeting.
•	Ensure that the Board of Directors Committees adhere to their respective charters.
•	Reviewing on an annual basis the corporate governance policies and procedures of the Company, and
•	Ensure appropriate orientation for new directors.

Officers’ Risk Committee

•	Semi-annually conduct and review an assessment of the risks affecting the Company (“Corporate Risk Profile”).
•	Review annually the Charter of the Officers’ Risk Committee and when necessary, suggest changes to its Charter, to be ratified by the entire Board.
•

Assign general responsibility to the Officers’ Risk Committee to monitor and manage business risk including (a) annually coordinating the development of an assessment of the risks affecting the company (b) annually overseeing a review and evaluation of the Corporate Risk Profile, (c) develop action plans to address critical risks as needed, (d) monitor emerging risks to the Company and (e) communicate material findings, recommendations and any related action plans to the Audit Committee and Board of Directors as appropriate.

Disclosure and AIM Compliance Committee

•

Assign general responsibility to the Disclosure and AIM Compliance Committee to monitor and ensure that i) all directors, management and employees of the Company area at all times fully aware of their obligations under the AIM Rules for Companies and AIM Note for Mining, Oil and Gas Companies, the EU Market Abuse Regulation as well as the disclosure rules and regulations of the Toronto Stock Exchange and the disclosure rules and regulations of the Nasdaq Stock Exchange, ii) achieve the objective of ensuring that communications and disclosure to the public about the Company are informative, timely, factual, balanced and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements; (iii) ensure that the directors, management and employees of the Company are at all times fully aware of the Company's approach to disclosure; and (iv) monitor compliance with the Company's Disclosure Policy, Share Dealing and Insider Trading Policy and AIM Compliance Code (collectively, the "Policies").

•	The chairman of the Committee will report formally to the Board on its proceedings at least twice annually on all matters within its duties and responsibilities.

Outside Advisors for Directors

•	Ensure that individual directors are permitted to engage outside advisors at the Company’s expense.

General

•	Perform such other functions as prescribed by law and in the Company’s By-laws.

Amendments to Charter of Director Governance and Expectations

•	Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.

Schedule B

Performance Share Unit Plan

On May 20, 2014, the Board adopted a PSU Plan in order to enhance the link between compensation and long-term shareholder value creation.  Under this plan design, the interests of the NEOs are aligned with the interests of shareholders by tying the vesting of PSUs to relative TSR, which measures the appreciation of the Common Shares as well as dividends paid over a three year period.

The PSU Plan is administered by the CHR&G Committee. All employees of the Company and its related entities are eligible to participate in the PSU Plan ("PSU Participants").  The number of PSUs to be credited to a PSU Participant's account is determined by dividing: (a) the dollar amount of the portion of the PSU Participant's compensation to be paid as PSUs by (b) the five day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the award date.

In the event of a Change of Control (as defined in the PSU Plan), the Board will undertake to negotiate with an acquirer a "rollover" of unvested PSUs into securities of like-securities of the acquirer on the principle that the vesting, performance conditions, and economic value of the replacement units will be the same as the existing units under the TransGlobe plan. On a Change of Control where TransGlobe remains a publicly traded issuer, the unvested PSUs will continue to vest in accordance with the terms and conditions of the PSU Plan. PSUs granted under the PSU Plan are non-transferable and non-assignable. The CHR&G Committee may amend, suspend or terminate the PSU Plan without notice or shareholder approval, subject to applicable law and provisions of the PSU Plan.

If a PSU Participant's employment or service as an employee of the Company or related entity is terminated for cause or the PSU Participant resigns, then any PSUs credited to the PSU Participant under the PSU Plan which have not vested on or before the separation date (as defined in the PSU Plan) for the PSU Participant are forfeited and cancelled effective on the separation date and will terminate without payment.

The payment amount in respect of the PSU Participant's vested PSUs shall be paid by the earlier of (i) the sixtieth (60th) day after the separation date, and (ii) the final payment date (as defined in the PSU Plan). In the event a PSU Participant takes a leave of absence, other than an approved leave of absence, all PSUs granted to the PSU Participant that have not then vested shall terminate and be null and void, subject to the Board's sole and absolute discretion to determine otherwise and applicable law.

In the event of the approved retirement (as defined in the PSU Plan) of any PSU Participant who is not a U.S. Taxpayer, at the sole discretion of the Compensation and Human Resources Committee: (i) the PSU Participant shall continue to be a PSU Participant; or (ii) any PSUs granted to the PSU Participant under the PSU Plan which, as of the date of their approved retirement have not yet vested, shall remain outstanding and be performance measured and paid in accordance with the PSU Plan. Upon the approved retirement of any PSU Participant that is a U.S. Taxpayer any PSUs credited to the PSU Participant which have not become payable on or before the separation date for the PSU Participant are forfeited and cancelled effective on the separation date and shall terminate without payment.

Upon the death of a Participant, all PSUs granted to the PSU Participant under the PSU Plan which, as of the date of the death of the PSU Participant, have not vested shall immediately vest and, for such purpose, the vesting percentage will be calculated based on the most recently completed fiscal quarters or years since the award date.  The valuation date will be the last day of the most recently completed fiscal quarter of the Company and payment shall be made on the earlier of (i) the sixtieth (60th) day after the death of the PSU Participant, and (ii) the final payment date (as defined under the PSU Plan).

Schedule C

Restricted Share Unit Plan

On May 20, 2014, the Board adopted a RSU Plan in order to enhance the link between compensation and long-term shareholder value creation.  Under this plan design, the interests of the NEOs are aligned with the interests of shareholders by tying the vesting of RSUs to relative TSR, which measures the appreciation of the Common Shares as well as dividends paid over a three year period.

The RSU Plan is administered by the CHR&G Committee. All employees of the Company and its related entities are eligible to participate in the RSU Plan ("RSU Participants").  The number of RSUs to be credited to a RSU Participant's account is determined by dividing: (a) the dollar amount of the portion of the RSU Participant's compensation to be paid as RSUs by (b) the five-day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the award date.

In the event of a Change of Control (as defined in the RSU Plan), the Board will undertake to negotiate with an acquirer a "rollover" of unvested RSUs into securities of like-securities of the acquirer on the principle that the vesting, performance conditions, and economic value of the replacement units will be the same as the existing units under the TransGlobe RSU plan. On a Change of Control where TransGlobe remains a publicly traded issuer, the unvested RSUs will continue to vest in accordance with the terms and conditions of the RSU Plan. RSUs granted under the RSU Plan are non-transferable and non-assignable. The CHR&G Committee may amend, suspend or terminate the RSU Plan without notice or shareholder approval, subject to applicable law and provisions of the RSU Plan.

If a RSU Participant's employment or service as an employee of the Company or related entity is terminated for cause or the RSU Participant resigns, then any RSUs credited to the RSU Participant under the RSU Plan which have not vested on or before the separation date (as defined in the RSU Plan) for the RSU Participant are forfeited and cancelled effective on the separation date and will terminate without payment.

The payment amount in respect of the RSU Participant's vested RSUs shall be paid by the earlier of (i) the sixtieth (60th) day after the separation date, and (ii) the final payment date (as defined in the RSU Plan). In the event a RSU Participant takes a leave of absence, other than an approved leave of absence, all RSUs granted to the RSU Participant that have not then vested shall terminate and be null and void, subject to the Board's sole and absolute discretion to determine otherwise and applicable law.

In the event of the approved retirement (as defined in the RSU Plan) of any RSU Participant who is not a U.S. Taxpayer, at the sole discretion of the Compensation and Human Resources Committee: (i) the RSU Participant shall continue to be a RSU Participant; or (ii) any RSUs granted to the RSU Participant under the RSU Plan which, as of the date of their approved retirement have not yet vested, shall remain outstanding and be performance measured and paid in accordance with the RSU Plan. Upon the approved retirement of any RSU Participant that is a U.S. Taxpayer any RSUs credited to the RSU Participant which have not become payable on or before the separation date for the RSU Participant are forfeited and cancelled effective on the separation date and shall terminate without payment.

Upon the death of a Participant, all RSUs granted to the RSU Participant under the RSU Plan which, as of the date of the death of the RSU Participant, have not vested shall immediately vest and the Distribution Date in respect the deceased RSUs shall be prior to the Final Payment Date.

Schedule D

Option Plan

Eligibility

The Company has an Option Plan that permits the granting of Options to purchase Common Shares to all Officers and other employees, ("Participants") of the Company or a Related Entity (as defined in the Option Plan) of the Company. The Option Plan is intended to afford Officers and other employees of TransGlobe an opportunity to acquire Common Shares of the Company in order to enable them to participate in the long-term success of the Company and to promote greater alignment of their interests with the interests of the Company's shareholders. The Option Plan is administered by the Board of Directors of the Company.

Limits

The Option Plan limits the number of Common Shares that may be issued pursuant to the exercise of Options awarded under such plan. Those limitations are as follows:

•

The number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other security based compensation arrangements of the Company is 10% of the Common Shares outstanding from time to time.

•

The number of Common Shares reserved for issuance to any one individual under the Option Plan, together with all other security based compensation arrangements of the Company, shall not exceed 5% of the outstanding Common Shares.

•

The number of Common Shares reserved for issuance to insiders, at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the outstanding Common Shares.

•

Lastly, the number of Common Shares reserved for issuance to any one Insider under the Option Plan, and all other security based compensation arrangements of the Company, shall not exceed 5% of the outstanding Common Shares.

The Company has no other security based compensation arrangements in effect as at the date of this Information Circular. See "Compensation and Discuss Analysis - Securities Authorized for Issuance under Equity Compensation Plans".

In determining the number of Common Shares issued within one (1) year, the number of Common Shares is determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding Common Shares issued pursuant to the Company's security based compensation arrangements, over the preceding one (1) year period.

Exercise price

The price per share at which Common Shares may be purchased under an Option (the "Option Price"), is fixed by the Board of Directors at the time a grant of an Option is approved by the Board of Directors and shall be not less than the five day volume weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) (the "Fair Market Value") as of the date determined by the Board of Directors, or if no such determination has been made, then as of the effective date of a grant of an Option.

The Option Price, and number of Common Shares issuable under awarded Options, are subject to customary adjustments determined  by the Board of Directors, and, if applicable, subject to TSX approval, in the case of dilutive events related to subdivisions, consolidations, stock dividends, capital reorganizations, reclassifications, exchanges, or other changes with respect to the Common Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to Shareholders.

Vesting

The vesting of Options granted under the Option Plan is determined by the Board of Directors of Directors at the time of grant, in its sole discretion. To the extent awarded Options are determined to vest on the basis of time, then no such Options shall vest prior to the first anniversary of the date of grant except as otherwise provided by the Option Plan.

The Option Plan provides that the vesting of Options will accelerate in the case of a Change of Control (as defined in the Option Plan) provided certain terminating events, or double triggers, occur.

Termination by the Company

In the event that the employment of the Participant as an employee of the Company or of a Related Entity (as defined in the Option Plan) is terminated by the Company or the Related Entity in circumstances where such termination occurs: (i) subsequent to a Change of Control and during the Change of Control Period (as defined in the Option Plan); or (ii) after the Company has a signed written agreement for a transaction which, if completed, would result in a Change of Control and prior to the date on which a Change of Control for such transaction occurs; and (iii) such termination was for any reason whatsoever other than death or termination for Cause, then, the unvested Options held by a Participant shall immediately vest and may be exercised at any time within 30 days of the date the Participant's employment was terminated by the Company or the Related Entity.

Resignation for Good Reason

In the event that the employment of the Participant as an employee of the Company or of a Related Entity is terminated by the Participant for Good Reason (as defined in the Option Plan) where such termination occurs subsequent to a Change of Control and during the Change of Control Period, then, the Options held by a Participant shall immediately vest and may be exercised at any time within 30 days of the date the Participant ceased to be an employee.

Except in the limited circumstances described below, the Board of Directors has no authority to accelerate the vesting of Options under the Option Plan. The Board of Directors may, in connection with a Change of Control accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested upon (or immediately prior to) the completion of the transaction resulting in the Change of Control if: (i) the required steps, as determined by the Board of Directors in its discretion, are not being taken in connection with such Change of Control to cause the conversion or exchange or replacement of any outstanding Options into or for rights or other securities of substantially equivalent value (or greater value), as determined by the Board of Directors in its discretion, in any entity participating in or resulting from a Change of Control; or (ii) the Company has entered into an agreement relating to a transaction which, if completed, would result in a Change of Control and the counterparty or counterparties to such agreement require that all outstanding Options will be either (a) exercised immediately before the effective time of such transaction, or (b) terminated on or after the effective time of such transaction.

Term

The maximum term of an Option is five years from the date of grant of the Option or such shorter period of time as the Board of Directors may determine and specify in connection with the grant of the Option. If the expiry date of any Option falls within any Blackout Period (as defined in the Option Plan), then the expiry date of such options shall be extended to the tenth (10th) Business Day (any day other than a Saturday or Sunday on which the TSX is open for trading) following the date that any Blackout Period ends.

Termination

General: Termination and Resignation

Except as described below, if a Participant's employment with the Company or the Related Entity is terminated, or the Participant resigns from employment with the Company or a Related Entity, then any Options granted to the Participant under the Plan which:

•	have not yet vested or been deemed to be vested on or before the Separation Date for the Participant are forfeited and cancelled effective on the date the Participant ceased to be an employee; and
•

have vested or been deemed to be vested on or before the date the Participant ceased to be an employee for the Participant shall continue to be exercisable at any time within thirty (30) days of such termination or resignation.

Termination for Cause

If a Participant's employment with the Company or the Related Entity is terminated for Cause, then any Options granted to the Participant under the Option Plan (whether vested or not) shall be forfeited and cancelled effective on the date the Participant ceased to be an employee and shall terminate without payment and shall be of no further force or effect from and after such date.

Leave of Absence

In the event a Participant takes a leave of absence other than an Approved Leave of Absence (as defined in the Option Plan): (i) all Options granted to the Participant under the Plan that have not then vested shall terminate and be null and void as of the first day of the Participant's leave of absence, subject to applicable law and the Board of Directors' sole and absolute discretion to determine otherwise; and (ii) all Options granted to the Participant under the Plan that have then vested shall terminate and be null and void as of the 30th day following the Participant's first day of their leave of absence.

Approved Leave of Absence

In the event a Participant takes an Approved Leave of Absence (as defined in the Option Plan) (other than an Approved Leave of Absence caused by Long-Term Disability), then the Options granted to such Participant will continue to vest and be exercisable as they would have if the Participant was not on an Approved Leave of Absence.

Approved Retirement and Long-Term Disability

Upon the Approved Retirement (as defined in the Option Plan) or commencement of an Approved Leave of Absence caused by Long-Term Disability (as defined in the Option Plan) of any Participant, all Options held by such Participant shall continue to vest and be exercisable by the Participant until the expiry of the Options, following which time such Options shall terminate.

Death

Subject to any express resolution passed by the Board of Directors, upon the death of a Participant, any Options granted to the Participant under the Plan which as of the date of the death of a Participant had vested shall continue to be exercisable by the legal representative of the Participant until the earlier of (i) the date that is six (6) months following the death of the Participant, and (ii) the expiration date of such Options, following which time such Options shall terminate.

Assignment

Except by operation of law (including normal estate settlement purposes), Options are non-transferable and non-assignable by the holders.

Amendments

Without the prior approval of the shareholders, as may be required by the TSX, the Board of Directors may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options as set out above; (ii) reduce the exercise price of any outstanding Options or cancel and simultaneously therewith or within six months thereafter reissue Options or other entitlements in replacement of such cancelled options; (iii) except in the case of Blackout Periods, extend the term of any outstanding Option beyond the original expiry date of such Option; (iv) make amendments to eligible Participants that may permit the introduction or reintroduction of non-employee directors of the Board of Directors on a discretionary basis; (v) make any amendments to increase the maximum limit on the number of Common Shares that may be reserved for issuance and are issued to insiders to greater than the designated thresholds set above within the designated time periods set above; (vi) make any amendment to the Option Plan that would permit a Participant to transfer or assign Options to a new beneficial Participant other than for normal estate settlement purposes; or (vii) make any amendment to the provisions of the Option Plan relating to amendments described above.

No financial assistance; Cashless Exercise

Except as described below, the Option Plan does not authorize the Company to provide Participants with any financial assistance in connection with the exercise of Options. Where a Participant proposes to purchase Common Shares pursuant to Options granted under the Option Plan, the Participant or, if applicable, the Participant's legal personal representative, may instead notify the Company in writing that the Participant or, if applicable, the Participant's legal personal representative, elects to dispose of some or all of the Options to the Company (the "Cancelled Options"), in which event the Company shall pay to the Participant or, if applicable, the Participant's legal personal representative, in respect of the Cancelled Options compensation equal to the difference between the Fair Market Value of the Common Shares on the date on which such election is received by the Company and the applicable Option Price. Upon such payment being made, all such Options shall be cancelled. The Board of Directors may decline to permit the acquisition of such Options.

Unallocated Options

The policies of the TSX require that the unallocated Options under the Option Plan be approved every three years by the Shareholders of TransGlobe. The unallocated Options under the Option Plan were last approved by the Shareholders at the Company's annual and special meeting held on May 10, 2019.

Schedule E

Change of Auditor Reporting Package

TransGlobe Energy Corporation ("TransGlobe" or the “Company”) hereby gives notice, pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), as follows:

1.

TransGlobe currently engages Deloitte LLP (“Deloitte”) as its auditor. At the request of the Company, Deloitte resigned as auditor of the Company effective as of June 24, 2020 (the "Date of Resignation").

2.

BDO Canada LLP ("BDO") was appointed as auditor of the Company effective June 24, 2020, to fill the vacancy created by Deloitte’s resignation as the Company’s auditor from the Date of Resignation until the next annual meeting of shareholders of the Company.

3.	The resignation of Deloitte and the appointment of BDO was considered and approved by the Audit Committee and the Board of Directors of the Company.
4.	There were no modifications of opinion by Deloitte in Deloitte’s reports on the Company’s financial statements for the two most recently completed fiscal years ended December 31, 2019 and 2018.
5.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to the Date of Resignation.

DATED effective this 24th day of June, 2020

Deloitte LLP 700, 850 2 Street SW Calgary, AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 587-774-5379 www.deloitte.ca

June 24, 2020

To:	U.S. Securities and Exchange Commission British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the notice of change of auditor of TransGlobe Energy Corporation dated June 24, 2020 (the “Notice”) and, based on our knowledge of such information at this time, we are in agreement with the statements contained in the Notice as they relate to Deloitte LLP, Chartered Professional Accountants.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants

BDO Tel: 403 266 5608 BDO Canada LLP Fax: 403 233 7833 903 – 8th Avenue SW, Suite 620 www.bdo.ca Calgary AB T2P 0P7 Canada June 24, 2020 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers Financial and Consumer Services Commission – New Brunswick Nova Scotia Securities Commission Office of the Superintendent of Securities – Prince Edward Island Office of the Superintendent of Securities Service Newfoundland and Labrador Dear Sirs/Mesdames: Re: Notice of Change of Auditors of TransGlobe Energy Corporation We acknowledge receipt of Auditors of TransGlobe Energy Corporation We acknowledge receipt of a Notice of Change of Auditor dated June 24, 2020 (the Notice) delivered to us by TransGlobe Energy Corporation (the Company) in respect of the change of auditor of the Company. Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we confirm we have read the Notice and confirm out agreement with the statements concerning BDO Canada LLP contained in the Notice, based on our knowledge of the information as at the date of this letter. Your very truly, BDO Canada LLP Chartered Professional Accountants BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the International BDO network of independent member firms.